Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

entreDonovan Wholesale, LLC
222 Delaware Ave., #105
Wilmington, DE 19801
edieWholesale.com

Up to $1,070,000.00 in Class A Voting Common Units at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: entreDonovan Wholesale, LLC
Address: 222 Delaware Ave., #105, Wilmington, DE 19801
State of Incorporation: DE
Date Incorporated: August 03, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class A Voting Common Units
Offering Maximum: $1,070,000.00 | 535,000 shares of Class A Voting Common Units
Type of Security Offered: Class A Voting Common Units
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

Investments between $350 and $599 will receive a useful garment care kit conceived of and assembled by entreDonovan.

Investments between $600 and $1,999 will receive a logo'd Travelers umbrella made for us by Davek, known as the strongest umbrellas on the planet. That's the kind of quality we can get behind.

Investments between $2,000 and $9,999 will receive an annual discount certificate for 20% off one custom clothing item. This perq is transferrable if the investor chooses to gift it to someone else. (Requires a free body scan to fulfill the order.)

Investments between $10,000 and $54,999 will receive a women's custom leather moto jacket. This perq is transferrable if the investor chooses to gift it to someone else. (Requires a free body scan to fulfill the order.)

Investments between $55,000 and $99,999 will be entitled to a women's wardrobe seminar for up to 35 attendees, featuring cocktails, hors d'oeuvres, and a presentation on "Intentional Dressing" by a certified (corporate) image consultant. (Date and venue to be mutually agreed.)

Investments of $100,000 or more will be entitled to an on-site, day-long women's wardrobe event complete with body scanning, "Intentional Dressing" presentation, and refreshments for up to 50 attendees. (Date and venue to be mutually agreed.)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

entreDonovan Wholesale, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class A Voting Common Units at $2.00 / share, you will receive 110 Class A Voting Common Units, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

entreDonovan Wholesale offers brick & mortar retailers an in-store program to help regain their competitive edge while filling a void in the upscale apparel sector for women of all shapes & sizes. Great-fitting apparel, a reliable and easy-to-use measuring process, and an efficient ordering platform combine to create an in-store program that can be highly incremental to a retailer's business. Our team, including a garment-industry PhD and a Wharton MBA, provides all the tools to implement and execute a program addressing retailers' and consumers' big frustrations -- poor fit, product differentiation, and customer engagement – while taking away the pain points of implementation. We offer a proprietary, tech-centered, location-based experience in a productive, small footprint space. Prior to formation of entreDonovan Wholesale, we developed much of the processes, patterns, and supply chain relationships within entreDonovan, LLC. entreDonovan Wholesale was formed by the same partners who owned the entirety of entreDonovan. Certain assets and intellectual property owned by entreDonovan were distributed to the partners who then contributed them to the wholesale company in exchange for ownership. entreDonovan is now a retail company, selling directly to consumers, and entreDonovan Wholesale is its supplier. The supplier relationship is documented in a Custom Garment Agreement substantially the same as other retail clients will sign for the same services. Except for some shared services and desk space, the two companies are completely separate. There is no registered IP, nor are there any royalty or licensing fees that flow between the two companies.

Competitors and Industry

Custom womenswear brands include Tom James, Platinum Apparel, Dara Lamb, and eShakti. Tom James custom womenswear is an outgrowth of custom menswear. Its construction and fit are somewhat masculine and based on our research, is not appreciated by many women who have tried it. Platinum Apparel is a step up from Tom James in terms of femininity, but measuring for the correct result using a tape measure and other manual tools is challenging and the ordering process is cumbersome. Dara Lamb offers bespoke womenswear and tends to be quite a bit more high-priced than the others. eShakti is a more moderately-priced custom women's line that's available online. Tom James' white label and Platinum's line are sold through other retailers but they don't come close to us in terms of fit, femininity, ease/speed of measuring, and simplicity of placing orders. We're addressing all those pain points for retailers who want to offer custom womenswear.

Current Stage and Roadmap

We developed our fit, patterns, client measuring process, supply chain, and online ordering platform within our first company, entreDonovan, LLC over the past 7 years. That company has been selling a mix of custom and ready-to-wear clothing, mainly in a boutique in Delaware. In August, we formed a second company, entreDonovan Wholesale, LLC, to take our successful custom womenswear product, process, and ordering platform to other retailers. The new company owns all the intellectual property related to patterns, custom fit, and the online ordering platform. It is pre-revenue. A number of large and small retailers are in various stages of evaluating us and we are currently recruiting B2B salespeople. Roadmap: sign our first 3 retailer accounts, refine our processes at higher volume, implement additional client-facing and back-room technologies, and work out any glitches in scaling. Then add more retail accounts/volume. Once we establish our ability to scale in our current category, we'll introduce additional custom categories, gaining more share within each account and adding more accounts.

The Team

Managers

Name: Linda D. Farquhar

Linda D. Farquhar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO
  Dates of Service: August 03, 2018 - Present
  Responsibilities: General management, strategy, marketing, sales, financial management.

- **Position:** President, Secretary, Treasurer, and sole Manager, Board of Managers
  Dates of Service: August 03, 2018 - Present
  Responsibilities: Full, plenary, exclusive and complete power and authority to manage and control the Company. The Board shall function in the same manner as the board of directors of a Delaware corporation. All actions by the Company

that would require the approval of the board of directors of a Delaware corporation under the Delaware General Corporation Law, or for which it would be customary using good practice to obtain such approval, shall require approval by the Board.

Other business experience in the past three years:

- **Employer:** entreDonovan, LLC
  Title: Founder/CEO, President, Secretary, Treasurer, and sole Manager, Board of Managers
  Dates of Service: July 11, 2011 - Present
  Responsibilities: General management, strategy, marketing, sales, financial management, and all Board responsibilities as defined in the Operating Agreement.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity securities in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The equity securities that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ENTREDONOVAN WHOLESALE, LLC was formed on August 3, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ENTREDONOVAN WHOLESALE, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that custom womenswear is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, trade

secrets, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s), trade secret(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s), trade secret(s), or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s), trade secret(s), or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Any significant disruption in service on ENTREDONOVAN WHOLESALE, LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ENTREDONOVAN WHOLESALE, LLC could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our members and will have no such right.

Our trade secrets could become invalid

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the trade secrets unenforceable through some other mechanism. If competitors are able to bypass our trade secrets without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Linda D. Farquhar	800,000	Class A Voting Common Units	80.0
Fangfang Zhang, Ph.D.	200,000	Class A Voting Common Units	20.0

The Company's Securities

The Company has authorized Class A Voting Common Units, and Class B Non-Voting Common Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class A Voting Common Units.

Class A Voting Common Units

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

On any matter on which any member is entitled to vote, each Class A Voting Common Unit held by a member shall be entitled to one vote per Class A Voting Common Unit.

Material Rights

(a) Distributions of Net Cash Flow. After providing for any reserves that it may deem appropriate, the Board may make distributions of Net Cash Flow to the Members in proportion to their respective Percentage Interests, subject further to the limitations set forth in Section 2.8 with respect to the Common Units issued in P Series of profits interests. (b) Distributions of Capital Proceeds. Capital Proceeds shall be distributed to the Members in proportion to their respective Percentage Interests within a reasonable time following the Capital Transaction that generated such Capital Proceeds, subject further to the limitations set forth in Section 2.8 with respect to the Common Units issued in P Series of profits interests. (c) Distributions to Pay Taxes. The Company shall distribute to each Member in cash, within thirty (30) days of the incurrence of any tax liability by each Member as a result of such Member's ownership of Common Units (to the extent not otherwise distributed pursuant to Section 7.1), an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of Common Units calculated (i) as if such Member's income were taxable at the maximum marginal income tax rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under the federal, state and local income tax laws applicable to the Member with the highest such tax rate, as determined by the Company in its sole discretion, (ii) as if allocations from the Company pursuant to Section 6.8 hereunder were, for such year, the sole source of income and loss for such Member, and (iii) by taking into account the carryover of items of loss, deduction and expense previously allocated by the Company to such Member (such distributions, "Tax Distributions"). Any Tax Distributions will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 7.1 and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 7.1. (d) Unvested Units. Notwithstanding any provision of this Agreement to the contrary, if the Company makes a distribution, then any cash or property that is otherwise distributable with respect to any Common Units issued that have not yet become vested (the "Unvested Units"), less any corresponding Tax Distributions, shall instead be set aside in a trust maintained by the Company (and in the case of cash, shall be placed by the Company in a separate interest-bearing account) for the benefit of the holder of such Unvested Units until such time as the holder's Unvested Units vest in accordance with their respective terms. As a holder's Unvested Units become vested in accordance with their respective terms (the "Vested Units"), the Company shall promptly distribute to the holder the portion of the amount of cash or other property set aside in trust (together with accrued interest thereon in the case of cash held in trust) that is attributable to the newly Vested Units. If any such Unvested Units fail to become Vested Units and are forfeited to or acquired by the Company, then the cash or other property otherwise distributable with respect to the Unvested Units shall revert to the Company and shall become available for distribution to all of the other Members in accordance with this Article 7. (e) Member Payments Constituting Distributions. This Article 7 does not govern payments made by the Company to the Members to the extent such payments constitute either non-partner capacity payments within the meaning of Code Section 707(a)(1) or otherwise or guaranteed payments within the meaning of Code Section 707(c). 7.2 Withholding. Any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "Withholding Tax Act") shall be treated as a Tax Distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "Tax Payment Loan"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Code Section 1274(d)(1), determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this Section 7.2.

Class B Non-Voting Common Units

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Units.

Material Rights

(a) Distributions of Net Cash Flow. After providing for any reserves that it may deem appropriate, the Board may make distributions of Net Cash Flow to the Members in proportion to their respective Percentage Interests, subject further to the limitations set forth in Section 2.8 with respect to the Common Units issued in P Series of profits interests. (b) Distributions of Capital Proceeds. Capital Proceeds shall be distributed to the Members in proportion to their respective Percentage Interests within a reasonable time following the Capital Transaction that generated such Capital Proceeds, subject further to the limitations set forth in Section 2.8 with respect to the Common Units issued in P Series of profits interests. (c) Distributions to Pay Taxes. The Company shall distribute to each Member in cash, within thirty (30) days of the incurrence of any tax liability by each Member as a result of such Member's ownership of Common Units (to the extent not otherwise distributed pursuant to Section 7.1), an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of Common Units calculated (i) as if such Member's income were taxable at the maximum marginal income tax rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under the federal, state and local income tax laws applicable to the Member with the highest such tax rate, as determined by the Company in its sole discretion, (ii) as if allocations from the Company pursuant to Section 6.8 hereunder were, for such year, the sole source of income and loss for such Member, and (iii) by taking into account the carryover of items of loss, deduction and expense previously allocated by the Company to such Member (such distributions, "Tax Distributions"). Any Tax Distributions will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 7.1 and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 7.1. (d) Unvested Units. Notwithstanding any provision of this Agreement to the contrary, if the Company makes a distribution, then any cash or property that is otherwise distributable with respect to any Common Units issued that have not yet become vested (the "Unvested Units"), less any corresponding Tax Distributions, shall instead be set aside in a trust maintained by the Company (and in the case of cash, shall be placed by the Company in a separate interest-bearing account) for the benefit of the holder of such Unvested Units until such time as the holder's Unvested Units vest in accordance with their respective terms. As a holder's Unvested Units become vested in accordance with their respective terms (the "Vested Units"), the Company shall promptly distribute to the holder the portion of the amount of cash or other property set aside in trust (together with accrued interest thereon in the case of cash held in trust) that is attributable to the newly Vested Units. If any such Unvested Units fail to become Vested Units and are forfeited to or acquired by the Company, then the cash or other property otherwise distributable with respect to the Unvested Units shall revert to the Company and shall become available for distribution to all of the other Members in accordance with this Article 7. (e) Member Payments Constituting Distributions. This Article 7 does not govern payments made by the Company to the Members to the extent such payments constitute either non-partner capacity payments within the meaning of Code Section 707(a)(1) or otherwise or guaranteed payments within the meaning of Code Section 707(c). 7.2 Withholding. Any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "Withholding Tax Act") shall be treated as a Tax Distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "Tax Payment Loan"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Code Section 1274(d)(1), determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this Section 7.2.

What it means to be a minority holder

As a minority holder of Class A Voting Common Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a membership interests offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If the company decides to issue more common units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Units
  Type of security sold: Equity
  Final amount sold: $53,518.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: The Company was initially capitalized with $53,518.00 of assets, including intellectual property with a book value of $0, contributed by Linda Farquhar and Fangfang Zhang in exchange for 80% and 20%, respectively, of the initial 1,000,000 units issued. These assets provided the foundation for the Company to begin doing business.
  Date: August 03, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
entreDonovan Wholesale, LLC was formed on August 3, 2018 to offer our custom fitting, production, and ordering program to other retailers. Prior to the formation, we had already been developing patterns, processes, supplier relationships, an ordering platform, and other related intellectual property. At the inception of the Company, Ms. Farquhar and Dr. Zhang contributed such personal property in exchange for ownership in entreDonovan Wholesale. Since then, we have continued to develop the foundation for the Company to offer a wholesale solution to others, incurring expenses related to salaries, rent, marketing, advertising, and professional fees related to establishing the Company. The Company has not yet begun producing revenues sufficient to offset these costs.

Historical results and cash flows:
Our results to date are not representative of what investors should expect in the future. First, we will use proceeds from this deal to invest in sales and marketing resources and begin adding retailer accounts. Assuming a given account orders just 2 pieces per day, the account will generate an estimated $260,000 in annual sales for us; at this level, just 4 new accounts would put us over the $1 million hurdle in sales. Second, our costs will benefit from both scale and from the benefits of technology. We plan to use some of the deal proceeds to invest in projects that improve our operating efficiencies. Every $25 reduction in production costs per unit yield an estimated 700 basis point improvement in our contribution margin, moving us to profitability faster than we would achieve without such investment. Further, every 1 additional piece of clothing sold per day per account will flow an additional $22,000 per year to the contribution margin, all else equal. As such, we will direct some proceeds to exciting consumer-facing technology aimed to create a unique experience for women and drive demand beyond the baseline 2 pieces per day per retailer.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The Company's capital resources are currently limited without outside investment. Both partners have contributed assets to the company and one partner is contributing additional capital from personal resources. Without outside capital, our pace of growth will be constrained. Our cash conversion cycle is expected to be favorable

when we begin receiving orders from retailer accounts since we require 50-100% prepayment on orders at the time the orders are placed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical in the near-term. If we are unsuccessful raising sufficient capital, we would significantly slow the company's roll-out until other financial resources could be raised.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We've already created the selling tools required to pitch retailers. The capital raised from the campaign will enable us to accelerate the sales cycle, bring on initial retailer accounts, further extend our technology edge, and capture efficiencies that will drive profitability. If we are unsuccessful raising capital in the campaign, we will significantly slow our roll-out and technology investment until we can adequately self-fund or find other direct investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising just the minimum investment will cover the deal-related fees, and some desired marketing and technology investment, but would cause us to bring operations nearly to a halt until outside investment can be raised or the partners could self-fund through other means. We could operate for 6-12 months in this scenario, keeping the Company minimally operational, covering technology licenses, IT support, access to required professional services, and a modest level of marketing to keep the Company viable during that time.

How long will you be able to operate the company if you raise your maximum funding goal?

Assuming we reach our maximum funding goal, are able to quickly deploy funds as planned, are successful at reducing our costs of production by $75/piece, and can ramp 5 retailer accounts up to 2 pieces per day per account, we believe we can achieve break-even in the first full year of operating at that level. With a positive cash conversion cycle, it may enable us to then self-fund our growth for the foreseeable future. Conversely, if the capital deployment and associated sales and operating improvements are slower than expected, raising our maximum funding goal would enable us to operate for 2-3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

One partner contributes capital to the company on an as-needed, as-available basis. Other future sources of capital would be from individual angel or strategic investors that may develop outside of this campaign.

Indebtedness

- **Creditor:** American Express
  Amount Owed: $14,528.00
  Interest Rate: 0.0%
  Maturity Date: February 21, 2019
  This is credit card debt.

- **Creditor:** Chase Visa
  Amount Owed: $900.00
  Interest Rate: 16.5%
  Maturity Date: February 17, 2019
  This is revolving credit card debt.

Related Party Transactions

- **Name of Entity:** Linda Farquhar
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Linda contributed assets and intellectual property in exchange for an 80% stake in the company and has made her credit card borrowing capacity available to the Company.
  Material Terms: Assets with an assigned value of $53,517.50 including intellectual property with an assigned value of $0 were contributed to the Company by Linda Farquhar and Fangfang Zhang in exchange for ownership in the Company. See the Exchange Agreement dated August 3, 2018 for full details.

- **Name of Entity:** Fangfang Zhang
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Fangfang contributed personal assets to the Company in exchange for a 20% equity stake in the Company, subject to vesting.
  Material Terms: Assets with an assigned value of $53,517.50 including intellectual property with an assigned value of $0 were contributed to the Company by Linda Farquhar and Fangfang Zhang in exchange for ownership in the Company. See the Exchange Agreement dated August 3, 2018 for full details.

- **Name of Entity:** entreDonovan, LLC
  Names of 20% owners: Linda D. Farquhar and Fangfang Zhang
  Relationship to Company: entreDonovan, LLC is a retailer customer of entreDonovan Wholesale, LLC in the way that any retailer would be a retailer customer of entreDonovan Wholesale. The companies have signed a Custom Garment Agreement dated December 6, 2018 which is the same form of Custom

Garment Agreement that other third party retailers would sign to have entreDonovan Wholesale produce custom clothing for them under the program.
Nature / amount of interest in the transaction: Under the agreement, entreDonovan (a retailer) orders custom clothing from entreDonovan Wholesale, (a wholesaler) based on preset wholesale pricing. The terms and pricing are the same as those offered to other third party retailers to whom entreDonovan Wholesale sells or will sell custom clothing.
Material Terms: Refer to the Custom Garment Agreement dated December 6, 2018.

- **Name of Entity:** Fangfang Zhang
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $1,690 biweekly Guaranteed Partner Payouts as compensation for services under certain circumstances.
  Material Terms: Dr. Zhang is paid these $1,690.00 bi-weekly guaranteed partner payouts as long as she is working full-time for the Company. She is currently on a temporary leave of absence.

Valuation

Pre-Money Valuation: $2,000,000.00

Valuation Details: Berkus Method = $1,675,000. Risk Factor Summation method = $2,750,000. Cayenne Consulting High Tech Startup Method = $1,275,000. Avg = 1.9MM, rounded to $2MM.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  40.0%
  Develop a cohesive set of garment samples to show potential retailer accounts our capabilities (style, fabric, make). The samples should tell the story that the technology doesn't tell. Social media support for retailers & the brand.

- *Technology*
  19.0%
  Finalize & launch electronic form; website upgrade.

- *Deal-related legal and accounting fees*
  35.0%
  Fees related to reviewed financial statements and legal documents to register

this Reg CF deal.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  40.0%
  We want to bring on a talented, analytical Chief Marketing Officer and invest in development and execution of some effective digital and physical marketing programs. We'll also invest in a B2B sales team, and fund production and display of new representative sample clothing lines.

- *Research & Development*
  9.0%
  We have projects lined up related to automating parts of our production so we can scale, as well as client-facing and back-room simulation technologies, new fabrics, and factorization that can potentially replace the body scanners. We know that every $25 per unit that we take out of our costs equals about 700 basis points in contribution margin, so we want to develop production efficiencies that reduce costs as well as exciting client-facing tools that drive sales.

- *Company Employment*
  22.0%
  We need to attract and retain non-sales & marketing employees and partners and compensate them fairly for their work. This includes management, R&D, tailoring, and pattern making talent, as well as administrative support.

- *Operations*
  15.0%
  We'll invest in shipping and receiving efficiencies, renewals of existing software licenses, occupancy costs, insurance, and professional fees such as accounting , legal services, and computer support.

- *Working Capital*
  3.0%
  The basics such as stationary/office products, selling tools for our people and our retailers.

- *Inventory*
  5.0%
  Another way we can reduce our cost per unit is to buy certain fabrics in volume. We'll invest in some key fabrics/colors for significant savings versus cut lengths.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at edieWholesale.com (Under the Company section at edieWholesale.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/entredonovan-wholesale-llc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR entreDonovan Wholesale, LLC

[See attached]

ENTREDONOVAN WHOLESALE, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2018



WILLIAMS HUMPHREYS & COMPANY
WHC
Certified Public Accountants

1831 Delaware Avenue
Wilmington, DE 19806
302.225.3000
(fax) 302.225.3930

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
ENTREDONOVAN WHOLESALE, LLC
Wilmington, Delaware

We have reviewed the accompanying financial statements of ENTREDONOVAN WHOLESALE, LLC which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in members' equity and cash flows for the period from inception (August 3, 2018) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Williams Humphreys & Company

January 30, 2019

ENTREDONOVAN WHOLESALE, LLC
BALANCE SHEET

	December 31, 2018
ASSETS	
CURRENT ASSETS	
Accounts Receivable	851
PROPERTY AND EQUIPMENT	
Furniture, Fixtures and Equipment	15,250
Software and Software Applications Being Installed	41,953
Total	57,203
Less - Accumulated Depreciation and Amortization	9,045
Property and Equipment - Net	48,158
OTHER ASSETS	
Security Deposits	5,995
TOTAL ASSETS	$ 55,004
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts Payable	$ 4,652
Other Payables	14,528
Customer Deposits	1,129
TOTAL LIABILITIES	20,309
MEMBERS' EQUITY	
Members' Equity, Class A Voting Common Units, 2,000,000 Units Authorized, 800,000 Units Outstanding	34,695
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 55,004

See Accompanying Notes and Independent Accountant's Review Report

ENTREDONOVAN WHOLESALE, LLC
STATEMENT OF OPERATIONS
For the Period August 3, 2018 (Inception) to December 31, 2018

SALES	$	1,787
COST OF SALES		18,011
GROSS LOSS		(16,224)
EXPENSES:		
Advertising Expense		9,195
Rent Expense		18,670
Depreciation and Amortization Expense		9,045
Office & Professional Expense		13,529
Other Operating Expenses		1,744
TOTAL EXPENSES		52,183
NET LOSS	$	(68,407)

ENTREDONOVAN WHOLESALE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period August 3, 2018 (Inception) to December 31, 2018

Members' Equity Inception (August 3, 2018) In-Kind Contribution of Assets	$	53,518
Managing Member Funded Security Deposit		895
Managing Member Funded Operating Expenses, Net of Revenues		48,689
Net Loss Allocated to Members		(68,407)
MEMBERS' EQUITY - December 31, 2018	$	34,695

ENTREDONOVAN WHOLESALE, LLC
STATEMENT OF CASH FLOWS
For the Period August 3, 2018 (Inception) to December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(68,407)
Adjustments to Reconcile Net Loss to Net Cash Used in		
Operating Activities:		
Depreciation and Amortization		9,045
(Increase) in Assets:		
Accounts Receivable		(851)
Increase in Liabilities:		
Accounts Payable		4,652
Other Payables		14,528
Customer Deposits		1,129
Net Cash Used in Operating Activities		(39,904)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for Software Applications		(8,785)
Net Cash Used in Investing Activities		(8,785)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from Managing Member		48,689
Net Cash Provided by Financing Activities		48,689
NET CHANGE IN CASH		-
CASH - Inception (August 3, 2018)		-
CASH - December 31, 2018	$	-
NONCASH FINANCING ACTIVITIES:		
Members' In Kind Contributions of Assets at Inception	$	53,518

NOTES TO FINANCIAL STATEMENTS
December 31, 2018
(See Independent Accountant's Review Report)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Planned Business Activity and Risks – ENTREDONOVAN WHOLESALE, LLC (the "Company") was formed on August 3, 2018. It is in the process of establishing a business operation designed to offer brick-and-mortar apparel retailers a technology-based method of bringing custom womenswear to consumers. In addition to its catalog of in-house designed clothing patterns and sourced fabrics, the Company provides a customized measuring process using 3D body scanners, and a proprietary ordering platform, all designed to offer retailers a comprehensive solution while filling a void in the apparel sector for women of various shapes and sizes

The Company's activity both pre- and post-inception has involved the refinement of its scanning process which was previously used by an affiliated entity as well as obtaining relationships with specialty boutiques and department stores. The Company is also in the process of raising equity capital as part of a crowdfunding offering through StartEngine to support the completion of its start-up activities and to commercialize operations.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to commercialize the Company's planned operations platform or the introduction of similar technology by a competitor.

Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis of accounting by including all financial activity transacted directly by the Managing Member on behalf of the Company subsequent to the Company's formation on August 3, 2018. All activity presented in the statements of operations and cash flows has been recorded as if incurred directly by the Company based on the representation of the Managing Member that all financial transactions funded directly by the Managing Member and recorded in the Company's accounting records are related to the start-up activities of the Company.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment and Depreciation and Amortization – As of inception, the Company's Members made in-kind contributions of property and equipment at fair value which has been represented to be the Members' bases in the property. Expenditures for maintenance, repairs and renewals of a minor nature are charged against earnings as incurred. Additions including major renewals and betterments are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts, and any resulting gain or loss is included in the statement of operations.

Management capitalizes the cost of property and equipment that has a useful life in excess of one year and exceeds $500. Amounts below this threshold are charged to operations.

Depreciation and Amortization is computed using the straight-line method, based upon the estimated remaining useful lives of the related assets as of the contribution date (inception), which were estimated to be two years. Software applications being installed as of December 31, 2018 are not subject to amortization.

Income Taxes – The Company with the consent of its Managing Member has elected under the Internal Revenue Code to be a Partnership. In lieu of corporate income taxes, the Members of a Partnership are taxed on the proportionate share of the company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company follows the provisions as addressed in FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*. For the period ended December 31, 2018, the Company has determined it did not have a material tax liability for uncertain tax positions. Any tax liabilities resulting from assessments by taxing authorities including penalties and interest are the responsibility of the Member. As of December 31, 2018, there were no assessments to the Company or its Members as no tax filings had been made.

Revenue Recognition – The Company recognizes revenue on the accrual basis of accounting when the merchandise is delivered to its customers and these customers have no right to return the items delivered.

Advertising Costs – Production and other costs of marketing are expensed as incurred and are included in operating expenses in the statement of operations. Total advertising costs were $9,195 for the period ended December 31, 2018.

2. OPERATING AGREEMENT AND OWNERSHIP INTERESTS:

The Operating Agreement (the "Agreement") of ENTREDONOVAN WHOLESALE, LLC, a Delaware limited liability company, was executed effective as of August 3, 2018. Among other things, the Agreement provides that the management of the Company is vested in the Board of Managers (the "Board"), and the Board is initially authorized to consist of one Manager. The President of the Company is the sole Member of the Board. The number of Board Managers may be increased or decreased by a Majority Vote, which is defined as Member(s) holding 51% of the outstanding percentage interests of the Class A Voting Common Units. The operating authority of the Board is set forth in the Agreement. The Agreement also provides for the establishment of a capital account for each Member and the allocation of profits and losses in accordance with applicable tax regulations. In addition, the agreement describes the conditions under which distributions may be made for net cash flows, capital proceeds and to pay taxes.

The Company is authorized to issue up to 2,000,000 Class A Voting Common Units and up to 2,000,000 Class B Nonvoting Common units. As of December 31, 2018, there are two Class A unitholders with the Manager of the Board holding 800,000 Class A Units and the additional Member owning 110,000 Class A units outright and is vesting to an additional 90,000 Class A Units at the rate of 5,000 per month, as long as the individual is working full time for the Company. Under the terms of the August 3, 2018 Unit Vesting Agreement, vesting is accelerated under a change of control, as defined, or delayed for any month the Member is not working on a full-time basis for the Company. The Company is authorized to issue Warrants and Options to acquire Class B Nonvoting Units under any Equity Incentive Plan approved by the Board or as otherwise authorized by the Board. The Agreement also authorizes the issuance of Class B Units as equity compensation for services provided or to be provided.

3. OPERATING LEASES:

Management has entered into two short-term operating leases for space in Wilmington, Delaware and New York City. The Delaware operating lease expires on October 31, 2019 with monthly base rent of $775. The monthly rental for the New York lease, which expires on January 31, 2019, is $3,082.

4. GUARANTEED PAYMENTS:

As of December 31, 2018, the Company is committed to making guaranteed compensation payments to a Class A Unit owner in the amount of $1,690 bi-weekly as long as the individual is working full time for the Company. As of December 31, 2018, this individual is on a temporary leave of absense.

5. SUBSEQUENT EVENTS:

Management has evaluated subsequent events through January 30, 2019 for possible adjustments to the financial statements or disclosure, the date which the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1.07M goal
entreDonovan Wholesale
Custom Womenswear Using Technology
Small OPO
Fashion & Apparel
US Investors Only

Overview
Team
Terms
Updates
Comments
Share

3D Designed Apparel that Boosts Business for Retail

Invest in entreDonovan Wholesale®

entreDonovan Wholesale

Custom menswear is widely available across many price points in America, but for women, it barely exists.The options until now have been either disappointing or too expensive. We believe it's because it's harder to get the right fit for women.



entreDonovan Wholesale creates custom made professional women's apparel using 3D technology. We obtain precise full body measurements with body scanners to produce garments that fit any woman, any size. ***What we provide is not only a solution for professional women in need of great-fitting work clothes, but also a program for brick-and-mortar retailers*** to offer an authentic in-store experience, combatting online competition and lost sales from returns and stockouts.

Seven years ago, Linda Farquhar founded entreDonovan to

offer custom clothing directly to women. This initial business was our research and development foundation, producing over $700,000 in custom and ready-to-wear sales, and continues to serve women in downtown Wilmington, DE. *We developed a technology-based workflow that enabled us to **reduce alterations and remakes by an estimated 75% while reducing time to measure by about 85% versus traditional tape-gathered measurements.***



Seeing that custom-fit clothing appeals to women far beyond Delaware, and realizing that traditional brick-and-mortar apparel stores were struggling to remain relevant, ***we devised a custom womenswear program to help stores across the U.S.*** -- one that offers high store productivity as well as being easy to implement and execute.

To this end, entreDonovan Wholesale was formed. entreDonovan Wholesale has formulated a shop-within-a-shop program, has created direct relationships with fabric and lining vendors, successfully produced initial tests with commercial account prospects, and placed sales tools with our first commercial account.

Now we wish to expand that initial business model to a larger market. We are in talks with retailers and brands so they can use our process to finally offer custom tailored workwear for women. *As more women than ever are entering the workforce as professionals, executives, and government representatives, we wish for entreDonovan Wholesale to capitalize on filling a void in this growing market, and to extend its opportunities to investors like you.*

Development Stage

Our custom-fit clothing is currently available in market. We are successfully using the body scanner to capture measurements and shape, and converting that data to garments using our proprietary processes and supply chain. Fabric swatch books, style catalogs, and other selling tools have been assembled and are available for retailers' use so that they may consult with their customers and place orders. Our electronic ordering platform is currently in test phase, very close to full deployment. Once launched, orders will be transmitted to us via that platform, rather than on printed forms.

Next steps revolve around three main efforts: (1) deploying sales and marketing resources to begin signing revenue-generating commercial accounts, (2) effecting process improvements to lower friction, increase production speed, and minimize costs, and (3) implementing planned consumer-facing technologies to generate excitement and drive demand. We are already preparing for these projects and plan to begin implementing as soon as we raise sufficient capital.

The Offering

Investment

$2.00 per Common Unit | When you invest you are betting the company's future value will exceed $2.1M.

Perks*

Investments between $350 and $599 will receive a useful garment care kit conceived of and assembled by entreDonovan.

Investments between $600 and $1,999 will receive a logo'd Travelers umbrella made for us by Davek, known as the strongest umbrellas on the planet. That's the kind of quality we can get behind.

Investments between $2,000 and $9,999 will receive an annual discount certificate for 20% off one custom clothing item. This perq is transferrable if the investor chooses to gift it to someone else. (Requires a free body scan to fulfill the order.)

Investments between $10,000 and $54,999 will receive a women's custom leather moto jacket. This perq is transferrable if the investor chooses to gift it to someone else. (Requires a free body scan to fulfill the order.)

Investments between $55,000 and $99,999 will be entitled to a women's wardrobe seminar for up to 35 attendees, featuring cocktails, hors d'oeuvres, and a presentation on "Intentional Dressing" by a certified (corporate) image consultant. (Date and venue to be mutually agreed.)

Investments of $100,000 or more will be entitled to an on-site, day-long women's wardrobe event complete with body scanning, "Intentional Dressing" presentation, and refreshments for up to 50 attendees. (Date and venue to be mutually agreed.)

*All perks occur after the offering is completed.

"New thinking from garment industry outsiders unfettered by past practices."

Our History

While working on her MBA at The Wharton School, CEO and founder Linda Farquhar, saw that many of the school's male students had access to sharp custom made clothes, giving them an advantage in securing their first jobs out of school. Female students on the other hand, had to make do with ill-fitting, off-the-rack suits to make first impressions. As she was getting ready to enter the world of finance, Linda approached an apparel company executive with her observation. She told him she wished someone would offer a similar program for women. Unfortunately, no one did.

Eighteen years later, Linda left the finance industry and began creating the business she had imagined as a student. Linda started beta testing body scanners and developing a supply chain to produce clothing that would fit women better than what they could buy off-the-rack. She made a small acquisition of some intellectual property and pushed to apply technology to build a business that could scale.

During this time, Linda met Fangfang Zhang, who was pursuing a Ph.D. at North Carolina State, one of the world's



pursuing a PhD at North Carolina State, one of the world's top universities for apparel and textile studies. As a research assistant and manager in the design lab at NC State, Fangfang was working with various body scanners and design software, honing her skills in 3D/2D design.



The two women partnered and over the course of three years, experimented with technologies, processes, and business models; taking feedback to pivot and fine-tune. They developed a network of vendors and created a custom womenswear program that we believe is well ahead of anyone else in the market.

---

entreDonovan Wholesale System and Design


Dani Jacket
Style #: EJ-04-SB-S
- 4-button front
- Single-breasted
- Front and rear princess seams to armhole
- Waist darts
- Notched lapel
- Lower double-piped pockets
- 4 buttons on sleeve
- Lined
Style options: b, c, e, m
Front
Back
97153
16CN-1129
280230
270211

A Style Catalog shows all styles and options, as well as suggesting fabric choices to help consumers visualize their creations. The Catalog can be viewed online or in hard copy, as the user prefers.

As opposed to other sectors in the women's fashion industry, professional office wear is less about trend, more about fit and image. We have developed proprietary patterns for a portfolio of apparel styles including pants, jackets, dresses, and skirts. Clients may select from hundreds of fabric options and a number of style variations to customize on the basis of fit, fabric, and features.

We provide a process using a body scanner to make measuring fast, accurate, and consistent (we offer retailers assistance in their body scanner decision). This removes the need for retailers to require specialists in the fine art of measuring a woman. Our program includes a proprietary ordering platform to make it simple for retailers to collect and transmit order details to us for production.

Adopting our program also provides the retailer the benefit of collecting and aggregating size and shape data from all of their customers who are scanned. This data offers ***valuable insights about people actually interested in the brand***, not assumptions from focus groups or fit models. This may be especially of interest to larger brands for future product development.





An 81 square foot Shop-Within-A-Shop layout. (Body scanning booth, mirror, consultation table, sample rack, and swatch book shelves.)

"We exist to create a competitive edge for professional women and retailers to succeed."

A Solution to Retail's Online Problem

In late 2018, we formed entreDonovan Wholesale to help established retailers improve their competitiveness. Through our industry experience, we saw that we were solving a problem not just for women who can't find great-fitting work clothes, but also for brick-and-mortar retailers and their challenges.

Brick-and-mortar retailers experience lost sales and significant returns due to clothes not fitting the buyer. With our technology, precise measurements, and attention to how different styles and fabrics fall on different body shapes, **we can significantly reduce returns related to fit.**

These retailers are also in need of authentic in-store experiences to combat online competition.The scanning technology will bring the client into the store, and the experience of having clothes custom-made for them will keep them coming back. Additionally, the client has the opportunity to shop other categories while visiting.

We channeled our seven years of experience to offer retail brands a ***great product, an easy and replicable measuring process, and a simple-to-use ordering platform***, all in a package that we think offers them growth and an ROI worth looking at. And because of our experience with selling our products to women directly, we have de-risked much of the model.



Shoppers still largely prefer in-store experiences or a combination of in-store and online. Increasingly, retailers need to find ways to satisfy them.



Our program shows significant improvements versus manual methods.

A Growing Market of Professionals

Our core end-users are a growing number of educated



Photo credit: Elle Magazine

Our core end users are a growing number of educated, affluent or future-affluent, professional, working women, age 28 - 58, who care about the image they convey.

According to Research Nester, the global women's formal wear market was around $460B in 2017 and is *one of the fastest growing apparel markets worldwide.* This is due in part to the **increasing female workforce across all sectors** (senior officials, managers, legislators, and others). The segment is expected to grow at a compound annual growth rate (CAGR) of 6% globally between 2017 - 2024, but custom womenswear represents such a small share of the market that **we see this as our opportunity to meaningfully outpace the sector.** By stepping in at this exact moment, we see our growth as being inevitable.

Source

Limitless Expansion

Europe currently leads with about 30% of global market share followed closely by North America. For this reason, **we aren't limiting our future prospects to just U.S. based stores.** In the future our process and products could go worldwide, with expansion opportunities into women's upscale casual, custom golf apparel, custom menswear, custom denim, custom leather apparel, and other categories.



Dream Partners

As a wholesaler, we are seeking healthy, established retailers such as Nordstrom, Trunk Club, Theory, or Coach. These four brands for instance are great matches and could benefit significantly from our program.



- They already have existing real estate for a body scanner.
- They have skilled sales staff and alterations services they can leverage for a custom clothing shop-within-a-shop.
- They seek authentic, in-store customer experiences to combat erosion by online competitors.
- They are able to support apparel price points at the "better" or "bridge" level.
- They can appreciate the high sales/square foot that our shop-within-a-shop model projects.
- They can leverage the technology investment across other departments, adapting it for size



- other departments adapting it for size recommendations or custom menswear measuring.
- They can capture additional benefit of cross-selling throughout their store once the client is there.
- They would derive additional ROI from analyzing aggregated body scanner data.

An Attractive Acquisition

We believe entreDonovan Wholesale would be an attractive acquisition candidate for a major retailer or major brands such as Nordstrom, Theory, Neiman Marcus, TAL, Tapestry and Walmart. A look at acquisitions of menswear companies such as Trunk Club (Nordstrom) and Bonobos (Walmart), each over $300MM, indicates an appetite.



The Competitive Landscape

3D garment design is just gaining traction, and we are already ahead of the game with what makes us different from the rest:



- Ph.D. in 2D/3D garment design.
- Proprietary patterns / IP developed in-house.
- Combined 11+ years experience with technologies such as 3D body scanners and fit simulation.
- Supply chain developed over the past seven years.
- Short development times that let us adapt to emerging trends while not having to lead fashion.
- Our retail history largely de-risked the process and has made it ready for retailers to implement.

And although no one is currently offering retail companies the same scalable business model or 3D-captured custom women's tailoring that we provide,*fashion has seen an uptick in brands creating women's workwear with a focus on personalization*.

MM.LaFleur and StitchFix are just two brands that provide customers office wear and wardrobe advice but no custom fittings. Tom James on the other hand delivers tailor-made clothes, but unlike us, the styles and construction have been adaptations of menswear instead of being designed and constructed specifically for women.



Who We Are



We have developed supply chain relationships with overseas manufacturers, and direct resources of fabrics, trimmings, and other components who are able and ready to ramp up capacity with us.

We are aligned with a body scanner company whose scanners we know to be consistent and reliable. We receive a referral fee for any of this company's scanners that are placed based on our recommendations. We can also accept scans from other body scanner vendors, though we are currently prohibited from recommending their scanners directly.

We protect key software components and processes as trade secrets. Other key suppliers , including our tailor, accountants, and systems administrator, work as independent contractors.

Where We're Going

With your investment we can move forward to start operating at scale. With a successful crowdfunding campaign through StartEngine we can:



- Make technological investments including website, configurator, marketing automation, fulfillment, and consumer-facing garment rendering.
- Hire a talented, analytical Chief Marketing Officer.
- Launch an organized sales and marketing initiative to successfully bring retailers into our program.
- Automate more of our production and supply chain to get to profitability sooner.
- Provide key management/worker salaries.
- Fund general operations.

As the future of professional women and brick-and-mortar retail continues to change, we want to be there to give these two groups the boost they need to keep moving forward. In turn, we hope that you will want to join us, and invest in entreDonovan Wholesale to give us the boost we need to make these markets thrive.



Began gauging
retailer interest

Roughed out a

Placed first
swatch books!

Placed first retailer

program and began gauging interest of custom mens retailers.

selling tools with established custom menswear retailer for trial.



entreDonovan Wholesale is born!

We filed with the state, then contributed critical assets and IP to the new Company, setting it up



Capital Campaign

Raising equity cap and accelerate our growth plan.



Implement tech to cut production time/costs

Launch our planned projects to take time and labor out of supply chain, potentially generating significant margin improvement. [ANTICIPATED]



Sign 4th Retailer

Sign 4th retail account, on the way to clearing $1MM sales goal. [ANTICIPATED]

January 20, 2018 **August 3, 2018** **November 8, 2018** **February 22, 2019** **April 30, 2019** **September 30, 2019**

July 22, 2018 **October 1, 2018** **December 10, 2018** **April 15, 2019** **June 30, 2019** **December 31, 20**



Joined Propellant Labs incubator

Benefiting from Propellant's near daily stream of education and info sessions and amazingly successful guest speakers aimed at helping us achieve.



Hire first B2B salesperson

Currently interviewing B2B salespeople so we can hire and hit the ground running once funding is available. [ANTICIPATED]



Start consumer-facing tech improvements

Begin implementing planned modules to wow consumers, generate buzz, and drive sales. [ANTICIPATED]



Reach Goal of Clearing $1 million in sales

Reach goal of clearing $1MM in sales and continue signing retailers, enabling further benefits of scale. [ANTICIPATED] (Assumes $1.3MM sales, $781,000 COGS, and $502,000 in associated expenses.



Body scanner exhibit at CTDA

Exhibited at CTDA trade show with body scanner, program pitch, and clothing samples. Took about 30 appointments for demos over 3 days!



Engaged Digital Marketer

Engaged skilled ex-Googler part-time to help get our digital marketing effort rolling.

Meet Our Team





Linda Farquhar
Founder/CEO

18 years as a stock analyst covering retail, tech, and financials, among other sectors before embarking an a journey to produce custom clothing for women. Embodied the target customer. MBA from Wharton. BS from Rutgers in Management, Economics minor. CFA. Master Custom Clothier. Certified Image Consultant (corporate). A tireless and enthusiastic leader with vision and business acumen.

 

Fangfang Zhang, PhD
Co-Founder/Project Manager

PhD from North Carolina State in 3D and 2D pattern making. PhD minor in statistics. MS from Chonbuk National University in apparel marketing. BS from Soochow University in Fashion Design/Engineering. Fangfang has deep technical expertise. She sees women's apparel on the verge of a 3D revolution and wants to lead it.

 

Offering Summary

Company :	entreDonovan Wholesale, LLC
Corporate Address :	222 Delaware Ave., #105, Wilmington, DE 19801
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$200.00

Terms

Offering Type :	Equity
Security Name :	Class A Voting Common Units
Minimum Number of Shares Offered :	5,000
Maximum Number of Shares Offered* :	535,000
Price per Share :	$2.00
Pre-Money Valuation :	$2,000,000.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

Investments between $350 and $599 will receive a useful garment care kit conceived of and assembled by entreDonovan.

Investments between $600 and $1,999 will receive a logo'd Travelers umbrella made for us by Davek, known as the strongest umbrellas on the planet. That's the kind of quality we can get behind.

Investments between $2,000 and $9,999 will receive an annual discount certificate for 20% off one custom clothing item. This perq is transferrable if the investor chooses to gift it to someone else. (Requires a free body scan to fulfill the order.)

Investments between $10,000 and $54,999 will receive a women's custom leather moto jacket. This perq is transferrable if the investor chooses to gift it to someone else. (Requires a free body scan to fulfill the order.)

Investments between $55,000 and $99,999 will be entitled to a women's wardrobe seminar for up to 35 attendees, featuring cocktails, hors d'oeuvres, and a presentation on "Intentional Dressing" by a certified (corporate) image consultant. (Date and venue to be mutually agreed.)

Investments of $100,000 or more will be entitled to an on-site, day-long women's wardrobe event complete with body scanning, "Intentional Dressing" presentation, and refreshments for up to 50 attendees. (Date and venue to be mutually agreed.)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

entreDonovan Wholesale, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class A Voting Common Units at $2.00 / share, you will receive 110 Class A Voting Common Units, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow entreDonovan Wholesale to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

About
Blog
About Us
FAQ

Connect
Facebook
Twitter
Careers
LinkedIn
Instagram
Press Inquiries

Join
Raise Capital
Become an Investor

Legal
Terms of Use
Privacy Policy
Disclaimer



©2019 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1. Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script for Start Engine Crowd Funding Campaign

Hi, I'm Linda. And that was my business partner Fangfang. You say it like "fun"…like you're having fun…only double. And we are having a lot of fun here.

We've come up with a way to produce custom clothing for women using a technology-based process to get the fit right. We've tried it out successfully in our boutique here in Delaware and now we're taking it to other retailers across the country, helping them with their brick and mortar challenges.

Retailers are looking for ways to differentiate…and to solve the big issue of fit! Custom can do that.

Men have broad access to custom clothing. Strangely, women don't. We think it's because it's harder…so the market is wide open.

Fangfang's got a PhD in 3D/2D garment design and I have an MBA from Wharton. We put our heads together to eliminate pain points for retailers, and make it really easy for them to adopt a shop-within-a-shop custom program for women. This is an authentic in-store experience to deliver great-fitting clothing and client loyalty. And we help them see how the numbers can make sense, too, leveraging space and other resources that they already have in place.

Our process is the main differentiator that makes this possible. Using a safe and private body scanning booth we capture measurements *and shape.* Then we apply a back-office process to create a digital pattern for production. Retailers don't have to worry about training people in the fine art of measuring women. (That's cool, isn't it?!)

Our product is high-quality and current without being on the cutting edge of fashion. We offer traditional suiting, sure. But the workplace is changing and we also offer key wardrobe pieces like the leather moto jacket, or a pretty Chanel-style tweed that's just as comfortable over a dress as it is worn over a pair of jeans.

And to make it super easy, the retailers can log in to our private ordering portal right there when they're working with their client. It makes it easy for them to assist the client with an order, price it, and transmit it to us. The data is immediately in our back office where we handle the rest.

With your involvement, we'll invest in sales and marketing, general operations, and more cool technology that a) improves our ability to produce great-fitting clothing at scale and b) creates an amazing customer experience.

We're entreDonovan Wholesale. Will you join us?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ENTREDONOVAN WHOLESALE, LLC

A Delaware Limited Liability Company
Operating Agreement

THE LIMITED LIABILITY COMPANY INTERESTS ("INTERESTS") REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OR OF ANY OTHER JURISDICTION. THE INTERESTS MUST BE ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM OR OTHERWISE AND (II) THE TERMS AND CONDITIONS OF THIS AGREEMENT. THE INTERESTS SHALL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH THOSE LAWS AND THIS AGREEMENT.

OPERATING AGREEMENT OF
ENTREDONOVAN WHOLESALE, LLC

THIS OPERATING AGREEMENT (this "Agreement") of ENTREDONOVAN WHOLESALE, LLC, a Delaware limited liability company (the "Company"), is made and entered into as of August 3, 2018 (the "Effective Date"), by and among the Company and the Members identified on Exhibit A hereto, as amended from time to time.

EXPLANATORY STATEMENT

WHEREAS, the Members deem it desirable to enter into this Agreement in order to set forth certain agreements among themselves relating to the governance of the Company and granting certain rights and imposing certain restrictions on themselves and Common Units now or at any time held by the Members or issuable to the Members or other persons. This agreement supersedes and replaces any operating agreement previously entered into by the members and/or the Company.

TERMS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Members, intending to be legally bound, hereby agree as follows:

ARTICLE 1

THE COMPANY

1.1   **Formation**. The Company was formed by the agreement of the Members on August 3, 2018 as a limited liability company under and pursuant to the provisions of the DELAWARE LIMITED LIABILITY COMPANY ACT (as amended from time to time, the "Act"). The fact that the Certificate of Formation of the Company (the "Certificate") is on file in the office of the Secretary of State of the State of Delaware constitutes notice that the Company is a limited liability company. The rights and liabilities of the Members shall be as provided under the Act, the Certificate and this Agreement.

1.2   **Name**. The name of the Company is "ENTREDONOVAN WHOLESALE, LLC." The business of the Company shall be conducted under that name or under such other name as may from time to time be selected by the Company.

1.3   **Purpose**. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

1.4   **Location**. The principal place of business of the Company shall be located at such address as the Board may determine from time to time. The Company may establish other places of business when and where required by or advisable to the Company's business.

1.5 **Registered Office and Registered Agent**. The registered office of the Company required to be maintained in the State of Delaware is as provided in the Certificate or such other registered office (which shall not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.

1.6 **Term**. The Company will have perpetual existence unless dissolved in accordance with the terms of this Agreement.

1.7 **Definitions**. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall have the meanings specified below. Unless the context otherwise requires, capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Act.

(a) "Act" is defined in Section 1.1.

(b) "Active Member" means a Member who is employed by the Company or otherwise has an active service arrangement with the Company.

(c) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation §§1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in §1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition of "Adjusted Capital Account Deficit" is intended to comply with the provisions of §1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

(d) "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly owning, controlling or holding with power to vote ten percent (10%) or more of the outstanding voting securities of that Person, (ii) any Person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by that Person, (iii) any Person directly or indirectly controlling, controlled by or under common control with that Person, and (iv) any officer, director, partner or manager of any Person described in subsection (i), (ii) or (iii) of this paragraph, and the term "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management, activities or policies of any Person whether through the ownership of voting securities, by contract, employment or otherwise.

(e) "Agreement" is defined in the preamble.

(f) "Approved Sale" is defined in Section 8.5(a).

(g)   "Approving Members" is defined in Section 8.5(a).

(h)   "Board" shall have the meaning set forth in Section 3.1.

(i)   "Capital Account" shall have the meaning set forth in Section 5.1(a).

(j)   "Capital Account Excess" shall mean, with respect to a Member, the excess (if any) of such Member's Capital Account over such Member's Target Account.

(k)   "Capital Account Shortfall" shall mean, with respect to a Member, the excess (if any) of such Member's Target Account over such Member's Capital Account.

(l)   "Capital Contribution" means, with respect to any Member, and a Common Unit in the Company held or purchased by such Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company (net of liabilities assumed or taken subject to by the Company) with respect to such Common Unit.

(m)   "Capital Proceeds" means any and all proceeds (whether in the form of cash or property) received by the Company or receivable by its Members from a Capital Transaction, reduced by expenses incurred by the Company in connection with such Capital Transaction, liabilities of the Company which are repaid out of the proceeds from such Capital Transaction, and such reserves as the Board may determine to be necessary for the needs of the Company.

(n)   "Capital Transaction" means a sale or disposition of all, or a significant portion of, the Company's business. The Board's determination of whether a transaction encompasses a significant portion of the Company's business will be conclusive.

(o)   "Certificate" is defined in Section 1.1.

(p)   "Chair" is defined in Section 3.3.

(q)   "Class A Voting Common Units" is defined in Section 2.1.

(r)   "Class B Nonvoting Common Units" is defined in Section 2.1.

(s)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement. A reference to a specific section of the Code refers not only to such specific section but also to any corresponding provision of any federal tax statute enacted after the date of this Agreement, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

(t)   "Common Units" means the Class A Voting Common Units and the Class B Nonvoting Common Units.

(u)   "Company" is defined in the preamble.

(v)　"Company Minimum Gain" has the meaning set forth in sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

(w)　"Company Options" is defined in Section 2.7(b).

(x)　"Company Warrant" means a warrant or option to acquire Common Units issued by the Company other than in exchange for services.

(y)　"Corporate Conversion" is defined in Section 8.6(a).

(z)　"Corporate Governing Documents" is defined in Section 8.6(a).

(aa)　"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis. In the event that the federal income tax depreciation, amortization, or other cost recovery deduction is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method.

(bb)　"Dissolution Event" is defined in Section 10.1.

(cc)　"Effective Date" is defined in the preamble.

(dd)　"Equity Incentive Plan" shall mean any equity compensation plan adopted on or after the date hereof.

(ee)　"Fair Market Value" shall have the meaning set forth in Section 3.9.

(ff)　"Final Distribution" is defined in Section 10.2.

(gg)　"Fiscal Year" means the taxable year which, unless the Code requires a different period, is (i) the calendar year, or (ii) any portion of the period described in clause (i) of this sentence for which the Company is required to allocate Profit, Loss and other items of Company income, gain, loss or deduction pursuant to Article 6.

(hh)　"Founding Member" shall mean Linda D. Farquhar.

(ii)　"Gross Asset Value" means, with respect to any asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(i)　The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset, as determined pursuant to Section 3.9 hereof.

(ii) The Gross Asset Value of any Company property distributed to a Member shall be the gross Fair Market Value of such asset on the date of distribution as determined pursuant to Section 3.9 hereof.

(iii) The Gross Asset Values of all the Company assets shall be adjusted to equal their respective gross Fair Market Values (taking Code Section 7701(g) into account), as determined by the Board in accordance with Section 3.9 as of the following times: (A) the acquisition of an additional Common Unit in the Company by any new or existing Member; (B) the distribution by the Company to a Member of more than a *de minimis* amount of property with respect to a Common Unit; (C) the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (A) and (B) of this paragraph shall be made only if the Board determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company.

(iv) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code should the Company make an election under Section 754 of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m).

(v) If the Gross Asset Value of an asset has been determined or adjusted pursuant to this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(jj) "Issuer Corporation" is defined in Section 8.6(a).

(kk) "Majority Vote" shall mean the vote or consent of the Members holding at least fifty-one percent (51%) of the outstanding Percentage Interests represented only by the Class A Voting Common Units, it being understood that the Class B Nonvoting Common Units are non-voting, and shall not be entitled to vote on any matter, except as required by applicable law.

(ll) "Manager" is defined in Section 3.1.

(mm) "Meeting Supervisor" is defined in Section 4.2(i).

(nn) "Member" means any Person designated as a record owner of a Common Unit in the Company on Exhibit A and admitted as a Member of Company pursuant to the terms of this Agreement, but solely in the Person's capacity as the owner of such Common Unit.

(oo) "Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

(pp) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

(qq)   "Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

(rr)   "Net Cash Flow" means, for each Fiscal Year or other period of the Company, the gross cash receipts of the Company from all sources except Capital Transactions, but excluding any amounts, such as gross receipts taxes, that are held by the Company as a collection agent or in trust for others or that are otherwise not unconditionally available to the Company, less all amounts paid by or for the account of the Company during the same Fiscal Year or other period (specifically including payments of principal and interest on any Company indebtedness and expenses reimbursed to the Members), and less any amounts determined by the Board to be necessary to provide a reasonable reserve for working-capital needs or any other contingencies of the Company.   Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions, depletion, similar allowances or other non-cash items, but shall be increased by any reduction of reserves previously established.

(ss)   "Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

(tt)   "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

(uu)   "Notice" is defined in Section 12.6(a).

(vv)   "Offered Units" is defined in Section 8.2(b).

(ww)   "Officers" is defined in Section 3.5.

(xx)   "Option Exercise Date" shall have the meaning set forth in Section 6.6(a).

(yy)   "Option Grant Letter" shall mean an agreement between the Company and a Company service provider, authorized by the Equity Incentive Plan or otherwise by the Board, which grants a Company Option in exchange for services to the Company by the Company service provider and sets forth certain terms concerning the acquisition, holding, exercise, and disposition of such Company Option by the Company service provider.

(zz)   "Option Holder" shall have the meaning set forth in Section 6.6(b).

(aaa)   "Option Income" shall have the meaning set forth in Section 6.6(d).

(bbb)   "Option Units" shall have the meaning set forth in Section 2.7(b) hereof.

(ccc)   "P Series" shall have the meaning set forth in Section 2.8(b).

(ddd)   "Percentage Interest" means as to any Member, a ratio (expressed as a percentage), the numerator of which is the number of Common Units of which such Member is the record owner and the denominator of which is the number of issued and outstanding Common Units.

(eee) "Permitted Transferee" is defined in Section 8.3.

(fff) "Person" shall mean natural persons, corporations, limited partnerships, general partnerships, limited liability companies, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.

(ggg) "Profits" and "Losses" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(l) of the Code shall be included in taxable income or loss), with the following adjustments:

(i) Income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss.

(ii) Expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Treasury Regulation §1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss.

(iii) Gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(iv) In the event the Gross Asset Value of any Company asset is adjusted pursuant to the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits and Losses.

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period.

Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 6.2, 6.3, 6.5, 6.6, 6.7, and 10.2 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 6.2, 6.3, 6.5, 6.6, 6.7 and 10.2 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (v) above.

(hhh) "Regulatory Allocation" is defined in Section 6.3.

(iii) "Securities Act" means the Securities Act of 1933, as amended from time to time, or any corresponding federal securities statute enacted after the date of this Agreement.

(jjj) "Target Account" shall mean, with respect to any Member for any Fiscal Year or other period, an amount equal to the hypothetical distribution such Member would receive if all assets of the Company, including money at the end of such period, (i) were sold for cash equal to their Gross Asset Value (taking into account any adjustments to Gross Asset Value for such period); (ii) all liabilities allocable to such assets were then due and were satisfied according to their terms; (iii) all Company Minimum Gain chargebacks required by this Agreement were made; (iv) all obligations of Members to contribute additional capital to the Company were satisfied; and (v) all remaining proceeds from such sale were distributed to the Members pursuant to Section 7.1(b).

(kkk) "Tax Distributions" is defined in Section 7.1(c).

(lll) "Tax Matters Partner" is defined in Section 12.5(a).

(mmm) "Tax Payment Loan" is defined in Section 7.2.

(nnn) "Threshold Amount" shall have the meaning set forth in Section 2.8(d).

(ooo) "Transfer" is defined in Section 8.1.

(ppp) "Transfer Notice" is defined in Section 8.2(b).

(qqq) "Transferor Member" is defined in Section 8.2(a).

(rrr) "Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(sss) "Unit" or "Units" means an equity ownership interest in the Company (which shall be considered personal property for all purposes) which shall entitle any record owner who is validly admitted as a Member of the Company as provided herein to the rights and privileges (and subject its holder to the burdens) associated with such Unit as set forth herein.

(ttt) "Unvested Class B Units" is defined in Section 7.1(d).

(uuu) "Vested Class B Units" is defined in Section 7.1(d).

(vvv) "Warrant Exercise Date" shall have the meaning set forth in Section 6.5(a).

(www) "Warrant Holder(s)" shall mean the record owner(s) of the Company Warrants.

(xxx) "Warrant Units" is defined in Section 2.7(a).

(yyy) "Withholding Tax Act" is defined in Section 7.2.

ARTICLE 2

CAPITAL MATTERS

2.1 **Classes of Units**. Ownership in the Company shall be represented by and divided into Units. The Company may issue multiple Classes of Units with such rights, powers, privileges and obligations as specified in this Agreement or the Act. The Company is hereby authorized to issue two Classes of Units: the "Class A Voting Common Units" and the "Class B Nonvoting Common Units."

    (a) <u>Class A Voting Common Units</u>. As of the date hereof, the Class A Voting Common Units shall be held by the Members as set forth on <u>Exhibit A</u> hereto. The Company is authorized to issue up to 2,000,000 Class A Voting Common Units. The Class A Voting Common Units shall have the rights and privileges as are specified in this Agreement and, where applicable, the Act.

    (b) <u>Class B Nonvoting Common Units</u>. As of the date hereof, the Class B Nonvoting Common Units shall be held by the Members as set forth on <u>Exhibit A</u> hereto. The Company is authorized to issue up to 2,000,000 Class B Nonvoting Common Units. The Class B Nonvoting Common Units shall have the rights and privileges as are specified in this Agreement and, where applicable, the Act. Notwithstanding anything in this Agreement to the contrary, the Class B Common Units shall be non-voting, and shall not be entitled to vote on any matter submitted to a vote of the Members, except as required by applicable law.

2.2 **Ownership Exhibit, Initial Capital Contributions**.

    (a) The name and present mailing address of each Member and the number of Common Units held by each Member, as of the Effective Date, are as set forth next to each Member's respective name on <u>Exhibit A</u> attached hereto. The Company will maintain in its books and records an updated schedule of the aggregate Capital Contributions of each Member, the current Capital Accounts of each Member and the Percentage Interest of each Member, as well as any changes thereto.

    (b) <u>Exhibit A</u> may be amended from time to time by the Board (or its authorized designee) to reflect the admission of additional Members to the Company, changes in the number of issued and outstanding Common Units, and changes in the ownership of Common Units.

    (c) The Company shall be entitled to treat the Person in whose name any Common Unit(s) stand on the books of the Company as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to, or interest in, such Common Unit or Common Units on the part of any other Person.

2.3 **Additional Capital Contributions**. No Member shall be obligated to make any additional Capital Contribution or advance to the Company.

2.4 **Interest on Capital**. No interest shall be payable with respect to any Capital Contributions made to the Company.

2.5   **Limited Liability of Members**. Except as and to the extent required under the Act or this Agreement, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company.

2.6   **Loans to the Company**. Without in any way limiting the authority of the Board to cause the Company to borrow funds from an unaffiliated third party (instead of, or in addition to, any loan(s) of the type contemplated by this Section 2.6), any Member or Affiliate of a Member may, with the consent of the Board, lend or advance money to the Company; provided, that such a loan shall be on terms and conditions not less favorable than those available from unaffiliated third parties for similar loans. If a Member, with the consent of the Board, shall make any loan or loans to the Company or advance money on its behalf, the amount of such loan or advance shall not be treated as a Capital Contribution to the Company and shall not increase such Member's Capital Account but shall instead be treated as a debt due from the Company to a creditor as to all parties and as for all purposes to the fullest extent permitted by law. Any such loan shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company property in accordance with the terms and conditions upon which such loan was made and shall bear interest at a rate at least equal to the applicable federal rate as defined in Section 1274(d) of the Code unless such requirement is waived by the Board. Any such loan shall be subject to the highest priority permitted by law as to the creditors of the Company.

2.7   **Unexercised Warrants and Options**.

(a)   Warrant Holders shall be treated as Members with respect to the Common Units underlying their respective Company Warrants (the "Warrant Units") for the purposes of this Agreement only if, when, and to the extent such Company Warrants are exercised in accordance with the terms of the Company Warrants, the applicable Common Units are issued by the Company, and the applicable Warrant Holder is admitted as a Member of the Company, provided that the date upon which a Warrant Holder is treated as a Member with respect to such Warrant Units shall be no later than the date upon which the Company is obligated to issue such Warrant Units pursuant to the terms of such Company Warrant.

(b)   Persons issued options to acquire Class B Nonvoting Common Units pursuant to Option Grant Letters authorized by the Equity Incentive Plan or otherwise by the Board ("Company Options") shall be treated as Members with respect to the Common Units underlying such Company Options (the "Option Units") for the purposes of this Agreement only if, when, and to the extent such Company Options are exercised in accordance with the terms of the Option Grant Letters pursuant to which the Company Options were issued, the applicable Option Units are issued by the Company pursuant to the applicable Option Grant Letter, and the applicable Person complies with the terms of admission as a Member of the Company pursuant to this Agreement. The allocation and Capital Account treatment of the exercise of a Company Option shall be governed by the terms of this Agreement.

2.8   **Compensatory Issuance of Class B Nonvoting Common Units as Profits Interests**.

(a)   Subject to Section 2.1 and upon the terms and conditions set forth in the unit grant agreements approved by the Board, the Company may issue profits interest series of

Class B Nonvoting Common Units as equity compensation for services provided or to be provided to the Company by employees, officers, consultants, independent contractors, or advisors of the Company or its Affiliates. Such Common Units are intended to constitute "profits interests," as such term is used by Rev. Proc. 93-27. Issuances of Common Units pursuant to this Section 2.8 are intended to be nontaxable to their recipients to the fullest extent permitted by law, although neither the Board, the Members, nor the Company makes any representation as to the tax consequences of the issuance of Common Units pursuant to this Section 2.8.

(b)   Immediately prior to each issuance of Common Units pursuant to this Section 2.8 (each a "P Series" of Common Units, to be consecutively designated as "Series P-1," "Series P-2," etc.), the Gross Asset Value of all Company property shall be adjusted to equal their respective gross Fair Market Values (taking Section 7701(g) of the Code into account) as determined by the Board in its sole discretion.

(c)   Each P Series of Common Units shall entitle its record owner to share in the appreciation in the Fair Market Value of the Company from the date of issuance of such P Series of Common Units with respect to amounts distributable pursuant to Section 7.1 in proportion to the Percentage Interest applicable to such P Series of Common Units and not in any Fair Market Value of the Company accrued prior to the issuance of such P Series of Common Units.

(d)   In connection with the issuance of each P Series of Common Units pursuant to this Section 2.8 using the Fair Market Value of the Company determined above in Section 2.8(b), the Board (or its authorized designee) shall promptly thereafter amend Section 7.1(b) (through attachment of a completed Exhibit D to this Agreement approved by the Board and executed by the Board or any authorized designee of the Board) to provide for a subsection corresponding to each P Series of Common Units and establishing the then Fair Market Value of the Company as the minimum aggregate Capital Proceeds distribution amount that must be made pursuant to Section 7.1(b) with respect to the Common Units of the Company issued and outstanding prior to the issuance of such P Series of Common Units before such P Series of Common Units shall share in Capital Proceeds distributions made pursuant to Section 7.1(b) (the "Threshold Amount" of such P Series of Common Units).

ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1   **Board of Managers**.

(a)   Management of the Company shall be vested in a Board of Managers (the "Board") consisting of one or more managers, with such number initially fixed at one (1) (each a "Manager" and collectively, the "Managers"). The number of authorized Managers may be increased or decreased by a Majority Vote. The Managers need not be Members or residents of the State of Delaware. The Board shall have full, plenary, exclusive and complete power and authority to manage and control the Company. The Board shall function in the same manner as the board of directors of a Delaware corporation. All actions by the Company that would require the approval of the board of directors of a Delaware corporation under the Delaware General Corporation Law, or for which it would be customary using good practice to obtain such approval, shall require approval by the Board. Except as otherwise provided in this Agreement, the Board shall act by vote of at least a majority of the Managers then in office.

(b)   Notwithstanding anything in this Agreement to the contrary, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote by Majority Vote, given in writing or by vote at a meeting:

(i)   any merger or consolidation of the Company with or into any other entity, or reorganization, recapitalization or division of the Company, in any such case pursuant to which a majority of the holders of the surviving entity following the merger, consolidation, reorganization, recapitalization or division were not holders of the outstanding Percentage Interests immediately prior to the merger, consolidation, reorganization, recapitalization or division, or any sale, lease, assignment, transfer, conveyance or other disposition of all or substantially all of the Company's assets;

(ii)   any redemption or repurchase of Common Units or any other equity interests in the Company by the Company or, except as contemplated in Section 7.1(c), any payment or declaration of any dividend or distribution on, any Common Units or any other equity interests in the Company other than (1) dividends or other distributions payable on the Common Units solely in the form of additional shares of Common Units, or (2) purchases from employees or other service providers upon termination of employment or service with the Company or any Affiliate in accordance with the Equity Incentive Plan;

(iii)   the Company, pursuant to or within the meaning of any federal or state bankruptcy law, (1) commencing a voluntary case or proceeding, (2) consenting to the entry of an order for relief against the Company in an involuntary case or proceeding, (3) consenting to the appointment of a receiver or trustee of the Company or for all or substantially all of its property, (4) making a general assignment for the benefit of its creditors, or (v) admitting in writing its inability to pay its debts as the same become due;

(iv)   the Company incurring indebtedness in excess of $100,000;

(v)   the Company acquiring, or entering into any agreement to acquire, any equity interest in or assets of another entity, including without limitation, by merger, consolidation, sale or exchange of securities or otherwise;

(vi)   the Company incurring any expense or obligation, or series of related expenses or obligations, in excess of $100,000;

(vii)   the Company guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company;

(viii) the Company entering into, or agreeing to the amendment or modification of or waiver from, any material agreement, contract, license, commitment, arrangement or understanding;

(ix) the issuance of any Common Units or other rights or options to acquire Common Units;

(x) hire, terminate, or change the compensation of the executive officers of the Company, including approving any option grants or stock awards to such executive officers; or

(xi) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

3.2 **Appointment and Resignation and Removal of Managers; Term of Office**.

(a) The Manager shall be appointed as directed by a Majority Vote. The initial Manager is as set forth on Exhibit B.

(b) Each Member agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Members at which an election of Managers is held or pursuant to any written consent of the Members, the persons designated by a Majority Vote shall be elected to the Board.

(c) All Members agree to execute any written consents required to perform the obligations of this Section 3.2, and the Company agrees at the request of any party entitled to designate Managers to call a special meeting of Members for the purpose of electing Managers.

(d) In the absence of any designation from a Member with the right to designate a Manager as set forth in this Section 3.2, the Manager previously designated by such Member and then serving shall be reelected if still eligible to serve as provided herein.

(e) If a Member fails to appoint a sufficient number of Managers to fill all managerships for which it is entitled to appoint Managers pursuant to this Agreement, then any managership not so filled shall remain vacant until such time as such Member appoints a person to fill such managership by vote or written consent in lieu of a meeting; and no such managership may be filled by Members of the Company other than by the Member that is entitled to appoint a person to fill such managership pursuant to this Agreement.

(f) Each Member also agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(i)   no Manager elected pursuant to this Section 3.2 may be removed from office, other than for cause, unless such removal is directed or approved by the affirmative vote of the Members entitled under this Section 3.2 to designate that Manager;

(ii)   any vacancies created by the resignation, removal or death of a Manager elected pursuant to this Section 3.2 shall be filled pursuant to the provisions of this Section 3.2; and

(iii)   upon the request of the Member entitled under this Section 3.2 to designate a Manager to remove such Manager, such Manager shall be removed.

(g)   A Manager may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. The Members agree to meet at least annually to reelect or elect new, as the case may be, Manager(s), and agree, if necessary, to vote all of their Common Units to elect or appoint Managers as provided in this Section.

3.3   **Board Chair.** The Members by Majority Vote shall select the Manager that will act as Chair of the Board (the "Chair").

3.4   **Performance of Duties**. Each Manager shall perform his or her duties as such in good faith, in a manner he or she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

3.5   **Officers.**   In performing its duties, the Board is authorized to delegate responsibility to such officers (the "Officers") or other delegates or agents as the Board sees fit. The initial Officers are identified as such on Exhibit C hereto. The Officers shall have such powers and duties as are customarily associated with such offices in a Delaware corporation unless otherwise specified by the Board. In the case of the President or Chief Executive Officer of the Company, such powers shall include the authority to bind the Company by entering into contracts and incurring obligations in the Company's name.

3.6   **Indemnification of the Managers and Officers.**

(a)   The Company shall indemnify, save harmless and pay all judgments and claims against any Manager or Officer relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such Manager or Officer in connection with the Company's business, including reasonable attorneys' fees incurred by such Manager or Officer in connection with the defense of any action based on any such act or omission, which attorneys' fees may be reimbursed as incurred.

(b)   Notwithstanding any provision of this Agreement or the Act to the contrary, (i) the Company shall not indemnify or pay the expenses of any Manager or Officer (including attorneys' fees) in a suit or claim brought by such Manager or Officer or any Member affiliated with such Manager or Officer, and (ii) the Company shall not indemnify or pay the expenses of any Manager or Officer (including attorneys' fees) unless such Manager or Officer has (A) acted in good faith, (B) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and (C) in the case of a criminal proceeding, had no reasonable cause to believe that the conduct at issue was unlawful.

(c)   No Manager or Officer shall be liable, in damages or otherwise, to the Company or to any Member for any loss or liability that arises out of any act performed or omitted to be performed by such Manager or Officer pursuant to the authority granted by this Agreement, other than any loss or liability that results from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

(d)   This Section 3.6 shall survive the termination of this Agreement for any reason.

3.7   **Rights and Powers of the Members**. The Members shall not have any right or power to take part in the direct management or control of the Company or its business operations. The Members shall have no right to vote on or approve any Company matter or transaction, or to exercise any other powers or privileges under the Act, except to the extent expressly provided herein or otherwise required by the Act or the Certificate. On any matter on which any Member is entitled to vote each Class A Voting Common held by a Member shall be entitled to one vote per Class A Voting Common Unit. The Class B Nonvoting Common Units shall not have any voting rights hereunder.

3.8   **Insurance**. If requested by at least a majority vote of the Board or by a Majority Vote, the Company shall maintain in effect a "directors and officers" liability insurance policy covering the Managers and Officers of the Company, with coverage on customary terms and at customary levels for businesses of the size of the Company, all as determined by the Board.

3.9   **Determination of Fair Market Value**. Valuations of the Company or Company property and the determination of "Fair Market Value" shall be conducted at such times as required by this Agreement or as otherwise deemed appropriate by the Board. Except as otherwise provided herein, such determinations of Fair Market Value shall be made by the Board in its sole discretion (and with the aid of a formal third party valuation report when deemed necessary or advisable by the Board in its sole discretion in order to apply the terms of this Agreement or comply with applicable laws).

ARTICLE 4

MEETINGS

4.1   **Board Meetings**. The Board shall meet at such time and place within or outside the State of Delaware as shall be designated from time to time by the Board. Each Manager shall be given at least one day prior written notice of any meeting of the Board and will be permitted to participate in any meeting of the Board by telephone or similar communications equipment. Any Manager may call a meeting of the Board.

4.2   **Member Meetings**.

(a)   Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by applicable law, may be called by the Board or by a Majority Vote.

(b)   The Board or the Members calling a meeting pursuant to this Section 4.2 may designate any place as the place for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company.

(c)   Each Member shall be given at least two (2) days' prior written notice of any meeting of the Members and shall be permitted to participate in any such meeting of the Members by telephone or similar communications equipment.

(d)   For the purpose of determining the Members entitled to notice of, or to vote at, any meeting of the Members or any adjournment of the meeting, or the Members entitled to receive payment of any distribution, or to make a determination of the Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring the distribution or relating to such other purpose is adopted, as the case may be, shall be the record date for the determination of the Members. Only the Members of record on the date fixed shall be so entitled notwithstanding any permitted transfer of a Member's Common Units after any record date fixed as provided in this Section 4.2. When a determination of the Members entitled to vote at any meeting of the Members has been made as provided in this Section 4.2, the determination shall apply to any adjournment of the meeting.

(e)   A meeting of the Members duly called shall not be organized for the transaction of business unless a quorum is present. The presence of the Members who own a majority of the outstanding Percentage Interests represented in person or by proxy shall constitute a quorum at any meeting of the Members.

(f)   Except as otherwise provided in the Act, the Certificate or this Agreement, whenever any Company action is to be taken by vote of the Members, it shall be authorized upon receiving the Majority Vote.

(g)   At all meetings of the Members, a Member entitled to vote may vote in person or by proxy executed in writing by such Member or by a duly authorized attorney-in-fact. The proxy shall be filed with the Board before or at the time of the meeting.

(h)   Where two (2) or more proxies of a Member are present, the Company shall, unless otherwise expressly provided in the proxy, accept as the vote of the Member represented thereby, the vote cast by a majority of them, and, if a majority of the proxies cannot agree whether to vote or upon the manner of voting, the voting shall be divided equally among those persons.

(i)   A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Secretary of the Company or, in the case of a vacancy in the office or absence of the Secretary, one (1) of the following persons present at the meeting of the Members (the "Meeting

Supervisor") in the order stated: (i) the Chair, (ii) the Manager or Officer supervising the meeting of the Members, or (iii) such person as shall be designated by a Majority Vote. An unrevoked proxy shall not be valid after three (3) years from the date of its execution unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Secretary of the Company or, in the case of a vacancy in the office or absence of the Secretary, to the Meeting Supervisor, as set forth herein.

4.3   **Notice of Meeting; Waiver**.

(a)   Whenever any written notice is required to be given under the provisions of the Act, the Certificate or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of the notice. Neither the business to be transacted at, nor the purpose of, a meeting need be specified in the waiver of notice of the meeting.

(b)   Attendance of a person at any meeting shall constitute a waiver of notice of the meeting, except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

4.4   **Consent in Lieu of Meeting**. Any action required or permitted to be taken at a meeting of the Board or the Members may be taken without a meeting if, prior to the action, written consents describing the action to be taken are signed by the minimum number of Managers or Members that would be necessary to authorize the action at a meeting at which all Managers or Members entitled to vote thereon were present and voting. Any such written consent made pursuant to this Section 4.4 shall be filed with the Board. Prompt notice of the taking of the Company action without a meeting by less than unanimous written consent shall be given to those Managers or Members who have not consented in writing, provided that failure to provide any such notice shall not invalidate the act or acts of the Member otherwise taken in accordance with this Agreement.

ARTICLE 5

CAPITAL ACCOUNTS AND RELATED MATTERS

5.1   **Capital Accounts**.

(a)   A single, separate capital account shall be maintained for each Member in accordance with the Treasury Regulations issued under Section 704(b) of the Code (each such account, a "Capital Account") and this Section 5.1.

(i)   To each Member's Capital Account there shall be credited the amount of cash and the Gross Asset Value of any asset transfer by the Member to the Company as a Capital Contribution, such Member's allocated share of Profits, any items in the nature of income or gain which are specially allocated pursuant to this Agreement and which would otherwise be included in the computation of Profits and Losses, and the amount of any Company liabilities assumed by such Member or which are secured by any property of the Company distributed to such Member.

(ii)   From each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property of the Company distributed to such Member pursuant to any provision of this Agreement, such Member's allocated share of Losses, any items in the nature of expenses or losses which are specially allocated pursuant to this Agreement and which would otherwise be included in the computation of Profits and Losses, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(b)   In determining the amount of any liability for purposes of this Section 5.1, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Treasury Regulations.

(c)   Upon a transfer of any Common Unit in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Common Unit.

(d)   The foregoing provisions of this Section 5.1 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations §1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. The Board shall (i) make any adjustments that are necessary or appropriate to maintain equality between the aggregate Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations §1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations §1.704-1(b). In the event that the Board shall determine that it is prudent to modify the manner in which Capital Accounts or any debits or credits thereto are computed in order to comply with such Treasury Regulations, the Board may make such modifications.

5.2   **Revaluations**. The Capital Accounts of the Members shall be adjusted to reflect each revaluation of Company assets made pursuant to the definition of Gross Asset Value; provided that any adjustments hereunder shall be made in accordance with and to the extent provided in Treasury Regulations §§1.704-1(b)(2)(iv)(f) and (g) and taking into account Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(h).

5.3   **No Deficit Funding Obligation**. Except as otherwise expressly required by law or this Agreement, no Member shall be required to reimburse the Company for any negative balance in such Member's Capital Account or restore any negative Capital Account of another Member.

5.4   **Withdrawal and Return of Capital**. Except as otherwise expressly provided herein, no Member shall have the right to withdraw capital from the Company or to receive any distribution of or return on such Member's Capital Contributions, or to voluntarily retire, withdraw or otherwise cease to be a Member of the Company.

ARTICLE 6

ALLOCATIONS

6.1   **Allocations**. After giving effect to the special allocations set forth in Sections 6.2, 6.3, 6.5, 6.6, 6.7, and 10.2, Profits or Losses for any Fiscal Year shall be allocated to the Members as follows:

(a)   The Company's Profits for any Fiscal Year shall be allocated to the Members having Capital Account Shortfalls for such Fiscal Year (as determined after taking into account all contributions, distributions, and special allocations during such Fiscal Year) in proportion to their respective Capital Account Shortfalls.

(b)   The Company's Losses for any Fiscal Year shall be allocated to the Members having Capital Account Excesses for such Fiscal Year (as determined after taking into account all contributions, distributions, and special allocations during such Fiscal Year) in proportion to their respective Capital Account Excesses.

6.2   **Regulatory Allocations**. Notwithstanding the provisions of Section 6.1, the following special allocations shall be made in the following order and priority:

(a)   *Minimum Gain Chargeback*. Except as otherwise provided in Treasury Regulations § 1.704-2(f), notwithstanding any other provision of this Section 6.2, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations §1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §1.704-2(f) (6) and §1.704-2(j) (2). This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations §1.704-2(f) and shall be interpreted consistently therewith.

(b)   *Member Minimum Gain Chargeback*. Except as otherwise provided in Treasury Regulations § 1.704-2(i) (4), notwithstanding any other provision of this Section 6.2, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i) (5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i) (4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with §§ 1.704-2(i) (4) and 1.704-2(j) (2) of the Treasury Regulations. This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations §1.704-2(i) (4) and shall be interpreted consistently therewith.

(c)   *Qualified Income Offset.* If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase an Adjusted Capital Account Deficit for such Member for any Fiscal Year, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit so created as quickly as possible. It is the intent that this Section 6.2(c) be interpreted as a "qualified income offset" and as otherwise necessary to comply with the alternate test for economic effect set forth in Treasury Regulations §1.704-1(b)(2)(ii)(d).

(d)   *Loss Allocation Limitation.* Notwithstanding anything to the contrary in this Agreement, the Losses allocated pursuant to Section 6.1 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event that some, but not all, of the Members would have an Adjusted Capital Account Deficit as a consequence of an allocation of Losses pursuant to Section 6.1 hereof, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member consistent with Treasury Regulations §1.704-1(b)(2)(ii)(d). If any Member would have an Adjusted Capital Account Deficit at the end of any Fiscal Year which is in excess of the sum of any amount, if any, that such Member is obligated to restore to the Company under Treasury Regulations §1.704-1(b)(2)(ii)(c) and such Member's share of Company Minimum Gain as defined in Treasury Regulations §1.704-2(g)(1) and Member minimum gain as determined pursuant to Treasury Regulations §1.704-2(i) (which are also treated as obligations to restore in accordance with Treasury Regulations §1.704-1(b)(2)(ii)(d)), the Capital Account of such Member shall be specially credited with items of Company income (including gross income) and gain in the amount of such excess as quickly as possible.

(e)   *Nonrecourse Deductions.* Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in proportion to their respective Percentage Interests.

(f)   *Member Nonrecourse Deductions.* Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations §1.704-2(i) (1).

(g)   *Section 754 Adjustments.* To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations §1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations §1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations §1.704-1(b)(2)(iv)(m)(4) applies.

6.3   **Curative Allocations**. The allocations set forth in Section 6.2 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 6.3. Therefore, notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 6.1.

6.4   **Other Allocation Rules**.

(a)   Profits, Losses and any other items of income, gain, loss or deduction shall be allocated to the Members pursuant to this Article 6 as of the last day of each Fiscal Year; provided that Profits, Losses and such other items shall also be allocated at such times as the Gross Asset Values of Company property are adjusted pursuant to the definition of Gross Asset Value.

(b)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Company using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

6.5   **Treatment of Company Warrant Exercise**. For all purposes of this Agreement, to the extent consistent with the Code and/or Treasury Regulations, any exercise of a Company Warrant shall be treated as follows:

(a)   Upon exercise of a Company Warrant (a "Warrant Exercise Date") and after issuance or deemed issuance of the underlying Warrant Unit(s) pursuant to Sections 2.1 and 2.7 hereof, the applicable Warrant Holder shall become a Member with respect to the Warrant Unit(s) underlying the exercised Company Warrant;

(b)   Any amount paid or deemed paid (including the fair market value of any property transferred or deemed transferred to the Company) by the Warrant Holder to purchase or exercise a Company Warrant shall be deemed to be a Capital Contribution made with respect to the corresponding Warrant Unit(s) received as of the Warrant Exercise Date and the Capital Account shall be adjusted accordingly;

(c)   Consistent with the provisions of Proposed Treasury Regulation §1.704-1(b), the Company shall revalue the Gross Asset Values of its property and adjust the Capital Accounts of its Members upon any exercise of a Company Warrant. The Company shall specially allocate items of gain and loss otherwise includable in the computation of Profit and Loss and attributable to such revaluation (and, if necessary, Company gain and loss not attributable to such revaluation) to a Warrant Holder receiving Warrant Unit(s) on a Warrant Exercise Date in a manner that eliminates (to the fullest extent possible) the Capital Account

Shortfall or Capital Account Excess associated with the applicable Warrant Unit(s) received on the exercise of a Company Warrant. It is understood and agreed that (i) the provisions of this Section 6.5 shall be applied whether or not the proposed Treasury Regulations referred to above are adopted and become part of the Treasury Regulations, and (ii) if the final Treasury Regulations adopted differ materially from the provisions applied by this Section 6.5, the Managers may recommend such amendments to this Agreement as they believe to be required to satisfy the Treasury Regulations as adopted, which amendments shall require the affirmative approval of the Members, which approval shall not be unreasonably withheld; and

(d)   In the event the Capital Account adjustments made pursuant to Section 6.5(c) hereof are insufficient to eliminate the Capital Account Shortfall or Capital Account Excess associated with the applicable Warrant Unit(s), such Capital Account Shortfall or Capital Account Excess shall be eliminated by direct adjustments among the Capital Accounts of the Members.

6.6   **Allocation Treatment of Company Options**.   For all purposes of this Agreement, to the extent consistent with the Code and/or Treasury Regulations, any exercise of a Company Option to purchase an Option Unit in accordance with the terms of the corresponding Option Grant Letter shall be treated as follows:

(a)   Immediately prior to and as of the date of the exercise of a Company Option (an "Option Exercise Date") and consistent with the provisions of Proposed Treasury Regulation §§1.706-3; 1.83-3; 1.83-6; 1.704-1; 1.707-1; 1.721-1 and 1.761-1, relating to the tax treatment of certain transfers of partnership equity in connection with the performance of services, the Gross Asset Value of all Company property shall be revalued and the Capital Accounts of the Members adjusted. The Company shall specially allocate items of gain and loss otherwise includable in the computation of Profit and Loss and attributable to such revaluation to the Members in a manner that eliminates (to the fullest extent possible) the Capital Account Shortfalls or the Capital Account Excesses of the Members;

(b)   Upon exercise of a Company Option and after the revaluation and allocation made pursuant to Section 6.6(a) hereof and the issuance of the underlying Option Unit(s) pursuant to Section 2.1 and 2.7 hereof, the holder of such Company Option (an "Option Holder") shall become a Member with respect to the Option Unit(s) underlying the exercised Company Option;

(c)   Any amount paid or deemed paid (including the fair market value of any property transferred or deemed transferred to the Company) by the Option Holder to purchase or exercise a Company Option shall be deemed to be a Capital Contribution made with respect to the corresponding Option Unit(s) received as of the Option Exercise Date and the Capital Account of the Option Holder shall be adjusted accordingly;

(d)   The Company shall be deemed to have paid compensation income to the Option Holder immediately after the exercise of the Company Option and receipt of an Option Unit in an amount equal to the Capital Account Shortfall (if any) of the Option Holder attributable to such Option Unit, calculated immediately after the application of Section 6.6(c) hereof ("Option Income");

(e)   Option Income shall be deemed paid to the Option Holder with respect to services rendered to the Company and shall be treated as such by the Company and the Option Holder for all tax and financial accounting purposes;

(f)   Option Income shall be credited to the Capital Account of the Option Holder with respect to the applicable Option Unit(s) immediately after the application of Section 6.6(d) hereof;

(g)   The Company compensation deduction associated with the Option Income shall be specially allocated to the Members of the Company in such a manner so as to eliminate (to the fullest extent possible) the then Capital Account Excesses of the Members, calculated immediately after the application of Section 6.6(f) hereof, in proportion to such Capital Account Excesses; and

(h)   It is understood and agreed that (i) the provisions of this Section 6.6 shall be applied whether or not the proposed Treasury Regulations referred to above are adopted and become part of the Treasury Regulations and (ii) if the final Treasury Regulations adopted differ materially from the provisions applied by this Section 6.6, the Managers may recommend such amendments to this Agreement as they believe to be required to satisfy the Treasury Regulations as adopted.

6.7   **Allocations in the Event of Forfeiture**. In the event that any Member is issued Common Units for services, and such Common Units are forfeited, then for the Fiscal Year in which such forfeiture occurs:

(a)   except as provided in this Section 6.7, with respect to such forfeited Common Units, such Member's allocable portion of all items of Company income, gain, loss or deduction for the Fiscal Year in which the forfeiture occurs shall be zero; and

(b)   the Company shall make such allocations with respect to the forfeiture of such Common Units as are required under the Treasury Regulations then in force.

6.8   **Tax Allocation**. For each Fiscal Year, items of taxable income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in the same manner as their corresponding book items were allocated pursuant to Sections 6.1, 6.2, 6.3, 6.5, 6.6, and 6.7 and 10.2 for such Fiscal Year, as modified by the following principles:

(a)   In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value) using the traditional allocation method of Treasury Regulation §1.704-3(b) unless the record owners of a majority of the Common Units elect to use a different method.

(b)   If the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

(c)   Unless otherwise provided herein, any elections or other decisions relating to allocations under this Section 6.8 shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement.

(d)   With respect to any forfeited Common Units, all modifications required under the Treasury Regulations then in force.

(e)   Allocations pursuant to this Section 6.8 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

6.9   **Binding Effect**. The Members are aware of the income tax consequences of the allocations made by this Article 6 and hereby agree to be bound by the provisions of this Article 6 in reporting their shares of Company income, gain, loss and deduction for federal income tax purposes.

6.10   **Amendment**. The Members shall consent to any amendment to this Article 6 proposed by the Board which the Board reasonably determines to be in the best interests of the Company and to be necessary or advisable to comply with the requirements of the Code or the Treasury Regulations regarding the allocation of Profits and Losses and all tax items including items of income, gain, deduction, loss or credit.

ARTICLE 7

DISTRIBUTIONS

7.1   **Generally**.

(a)   **Distributions of Net Cash Flow**. After providing for any reserves that it may deem appropriate, the Board may make distributions of Net Cash Flow to the Members in proportion to their respective Percentage Interests, subject further to the limitations set forth in Section 2.8 with respect to the Common Units issued in P Series of profits interests.

(b)   **Distributions of Capital Proceeds**. Capital Proceeds shall be distributed to the Members in proportion to their respective Percentage Interests within a reasonable time following the Capital Transaction that generated such Capital Proceeds, subject further to the limitations set forth in Section 2.8 with respect to the Common Units issued in P Series of profits interests.

(c)   **Distributions to Pay Taxes**. The Company shall distribute to each Member in cash, within thirty (30) days of the incurrence of any tax liability by each Member as a result of such Member's ownership of Common Units (to the extent not otherwise distributed pursuant to Section 7.1), an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of Common Units calculated (i) as if such Member's income were taxable at the maximum marginal income tax rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under the federal, state and local income tax laws applicable to the Member with the highest such tax rate, as determined by the Company in its sole discretion, (ii) as if allocations from the Company pursuant to Section 6.8 hereunder were, for such year, the sole source of income and loss for such Member, and (iii) by taking into account the carryover of items of loss, deduction and expense previously allocated by the Company to such Member (such distributions, "Tax Distributions"). Any Tax Distributions will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 7.1 and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 7.1.

(d) **Unvested Units**. Notwithstanding any provision of this Agreement to the contrary, if the Company makes a distribution, then any cash or property that is otherwise distributable with respect to any Common Units issued that have not yet become vested (the "Unvested Units"), less any corresponding Tax Distributions, shall instead be set aside in a trust maintained by the Company (and in the case of cash, shall be placed by the Company in a separate interest-bearing account) for the benefit of the holder of such Unvested Units until such time as the holder's Unvested Units vest in accordance with their respective terms. As a holder's Unvested Units become vested in accordance with their respective terms (the "Vested Units"), the Company shall promptly distribute to the holder the portion of the amount of cash or other property set aside in trust (together with accrued interest thereon in the case of cash held in trust) that is attributable to the newly Vested Units. If any such Unvested Units fail to become Vested Units and are forfeited to or acquired by the Company, then the cash or other property otherwise distributable with respect to the Unvested Units shall revert to the Company and shall become available for distribution to all of the other Members in accordance with this Article 7.

(e) **Member Payments Constituting Distributions**. This Article 7 does not govern payments made by the Company to the Members to the extent such payments constitute either non-partner capacity payments within the meaning of Code Section 707(a)(1) or otherwise or guaranteed payments within the meaning of Code Section 707(c).

7.2 **Withholding**. Any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "Withholding Tax Act") shall be treated as a Tax Distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "Tax Payment Loan"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Code Section 1274(d)(1), determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this Section 7.2.

ARTICLE 8

ASSIGNMENTS OF COMPANY INTERESTS; COMPANY SALE; CONVERSION TO CORPORATE FORM

8.1   **Representations and Warranties**. Each Member hereby represents and warrants to the Company and to each of the other Members that: (i) the Member is maintaining such Member's Common Units for such Member's own account and without an intent to distribute such Common Units, and (ii) the Member acknowledges that the Common Units have not been registered under the Securities Act or any state securities laws and, notwithstanding any other provision of this Article 8, may not be resold or Transferred by the Member without appropriate registration or the availability of an exemption from such registration requirements. For the purposes of this Agreement, the term "Transfer" or "Transferred" shall mean any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any Units.

8.2   **Rights of First Refusal; Transfer Restrictions**.

(a)   The Company shall have a right to purchase Common Units that any Member (a "Transferor Member"), may, with approval of the Board, propose to Transfer after the date of this Agreement, pursuant to the terms set forth in this Article 8.

(b)   If any Transferor Member proposes to Transfer any Common Units, then such Transferor Member shall give the Company and each other Member written notice (the "Transfer Notice") of such Transferor Member's intention to so Transfer such Common Units (the "Offered Units") at least thirty (30) days prior to the proposed closing of such Transfer. The Transfer Notice shall describe, without limitation, the type and amount of Offered Units to be Transferred, the nature and the terms and conditions of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Transmittal of the Transfer Notice to the Company shall constitute an offer to sell all of the Offered Units to the Company at the price and upon the terms set forth in the Transfer Notice. The Company shall have fifteen (15) days after receipt of such Transfer Notice to agree to purchase all or a portion of the Offered Units for the price and upon the terms and conditions specified in the Transfer Notice. Such agreement to purchase shall be indicated by the Company giving written notice to the Transferor Member and stating therein the quantity of Offered Units to be purchased.

(c)   If and to the extent that the Company fails to agree to purchase all of the Offered Units, then the Transferor Member shall have ninety (90) days thereafter to Transfer the Offered Units that the Company did not elect to purchase, at a price and upon general terms and conditions no more favorable in any material respect to the purchasers or transferees thereof than specified in the Transfer Notice; provided, however, that each purchaser or transferee shall furnish the Company with a written agreement to be bound by, and comply with, all provisions of this Agreement. If the Transferor Member has not sold such Offered Units within such ninety (90) day period, the Transferor Member shall not thereafter Transfer any Offered Units without first offering such securities to the Company in the manner provided above and any proposed Transfer of Common Units by such Transferor Member shall, again, be subject to the Transferor Member's compliance with the terms and conditions of this Article 8.

(d)   The exercise or non-exercise of the rights of first refusal of the Company hereunder shall not adversely affect the Company's right of first refusal in subsequent Transfers of Common Units subject to this Article 8.

8.3   **Exempt Transfers.** Notwithstanding the foregoing, the right of first refusal set forth herein shall not apply to any Transfer to any Permitted Transferee. For the purposes of this Agreement, the term "Permitted Transferee" shall mean (1) the spouse or lineal descendants of the Founding Member, (ii) any trust created solely for the benefit of the Founding Member, the spouse or lineal descendants of the Founding Member, or the Founding Member's estate, (iii) any corporation or partnership or other entity in which the Founding Member, or the spouse or lineal descendants of the Founding Member, are the direct and beneficial owners of all of the equity interests (provided the Founding Member, spouse and lineal descendants agree in writing to remain the direct and beneficial owners of all such equity interests), or (iv) the personal representatives of the Founding Member upon the Founding Member's death for the purposes of administration of the Founding Member's estate or upon the Founding Member's adjudicated incapacity for purposes of the protection and management of the assets of the Founding Member. A Permitted Transferee shall enter into a written agreement to be bound by, and comply with, all provisions of this Agreement prior to any Transfer to the Permitted Transferee.

8.4   **Prohibited Transfers**. Except with respect to Transfers to a Permitted Transferee and except as provided in Section 8.5, no Member may Transfer any Common Units without the prior written consent of the Board, and then only in compliance with the other terms and conditions of this Agreement. Any attempt by a Transferor Member to Transfer Common Units in violation of this Agreement, as the case may be, shall be voidable at the option of the Company or the non-transferring Members. The Company agrees it will not recognize such voidable Transfer nor will it treat any transferee in such a voidable Transfer as the holder of such Common Units without the written consent of the non-transferring Members.

8.5   **Termination of Membership Interests of Active Members**.

(a)   If an Active Member, other than the Founding Member, dies or becomes permanently disabled, or if the employment or other service arrangement with the Company of an Active Member, other than the Founding Member, terminates (each a "Retiring Event"), such Active Member (the "Retiring Member") shall cease to be a Member and, if applicable, an officer or Manager of the Company, and shall have no further right to participate in the Company's business, profits or distributions.

(b)   Upon the occurrence of a Retiring Event, the Retiring Member or his or her estate shall receive, as full and final payment for the Retiring Member's ownership interest in the Company as represented by the Retiring Member's Units in the Company ("Membership Interest"), an amount equal to the fair market value of the Retiring Member's Membership Interest as of the date the Retiring Event occurs. The fair market value of the Retiring Member's Membership Interest shall be determined by one reputable appraiser agreed upon by the Retiring Member (or his or her estate) and the Board, or if the two parties are unable to agree upon a single appraiser within twenty (20) days following the Retiring Event or if either party demands it, the fair market value shall be determined by averaging the values of three reputable appraisers, two of such appraisers chosen by each party and the third chosen by the two appraisers so chosen. In making their determination of fair market value, the appraisers shall take into account all discounts which in their sole opinion are applicable (e.g., a discount for lack of marketability of the Retiring Member's Membership Interest or a minority interest discount). The determination of fair market value of the Retiring Member's Membership Interest by the appraiser or appraisers shall be conclusive and binding on all parties. The costs of a single appraiser mutually selected by the parties shall be shared equally by the parties. If more than one appraiser is involved, each party shall bear the cost of the appraiser that the party has selected and the parties shall share the costs of the appraiser selected by the two appraisers selected by the parties.

(c)   The payments owed pursuant to Section 8.5(b) shall be paid by the Company over any period of time up to five (5) years that the Company shall choose in its sole discretion, in equal, succeeding, monthly installments commencing on the first day of the fourth month following the end of the month in which the Retiring Event occurs. Interest on outstanding amounts owed by the Company shall accrue at the lowest rate of interest that may be paid by the Company without interest being imputed under the provisions of the Code. Interest shall be paid at such times as the Company shall choose, but no less frequently than annually.

(d)   If the Company is the beneficiary of a policy or policies insuring the life of an Active Member and such Active Member dies, the proceeds of the policy or policies shall be paid, within a reasonable period after the Active Member's death, to the estate of the deceased Active Member, up to and as a credit against the Company's payment obligations set forth in Section 8.5(b). Insurance proceeds in excess of the payment obligations of the Company shall be retained by the Company. Payment obligations in excess of the insurance proceeds shall be paid to the estate of the deceased Active Member in accordance with Section 8.5(c).

(e)   "Permanent disability" shall mean an Active Member's inability, as a result of a physical or mental illness or accident, to carry on his or her normal duties and responsibilities for a period of six (6) continuous months, a subsequent period of disability being considered an unbroken continuation of a prior period of disability if the subsequent period of disability occurs less than 180 days after the prior period of disability ends. A medical doctor selected by the Board shall determine whether a permanent disability has occurred if the matter is in doubt or is disputed. The permanent disability of the Active Member shall be deemed to "occur" when the Board, following consultation with a medical doctor if necessary, notifies the Active Member of its determination of permanent disability.

"Termination of employment or other service arrangement" shall mean a severing of a Retiring Member's employment or other service arrangement with the Company for any reason other than death or permanent disability. Such a termination shall be deemed to "occur", in the case of a voluntary termination by a Retiring Member, upon the receipt of notice that the Retiring Member has decided to terminate his or her employment or other service arrangement with the Company; in the case of an involuntary termination, the termination shall occur when a Retiring Member receives notice of termination from the Company.

8.6   **Company Sale.**

(a)   In the event of an Approved Sale, each Member agrees (i) to vote its Percentage Interest at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Approved Sale, and to raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Approved Sale, and (iii) if the Approved Sale is structured as a sale of equity securities by the Members of the Company, to sell the Common Units then owned by such Member on the terms and conditions of such Approved Sale. "Approved Sale" means (i) a transaction or series of transactions with a third party on an arm's length basis (including by way of merger, consolidation or sale of equity securities to a third party by one or more Members), the result of which is that the holders of the Company's voting securities immediately prior to such transaction or series of transactions own less than a majority of the combined voting power of the outstanding voting securities of the Company or the surviving or resulting entity, as the case may be, following the transaction or series of transactions, or (ii) a sale of all or substantially all of the Company's assets, which, in each case, has been approved by (x) the Board, and (y) Majority Vote (the "Approving Members"). Each Member will take all necessary and desirable actions in connection with the consummation of the Approved Sale, including, without limitation, entering into an agreement reflecting the terms of the Approved Sale, surrendering Common Unit certificates, if any, giving customary and reasonable representations and warranties, executing and delivering customary certificates or other documents and taking all other actions deemed necessary or appropriate by the Board and Approving Members in connection with the Approved Sale.

(b)   As security for the performance of each Member's obligations pursuant to this Section 8.5, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote all Percentage Interests at all meetings of the Members held or taken after the date of this Agreement with respect to an Approved Sale, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as such Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the date of this Agreement. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate upon the consummation of a firm commitment underwritten public offering pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission.

8.7   **Conversion to Corporate Form.**

(a)   In the event the Board shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board to be in the best interests of the Company, the Board, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "Corporate Conversion" and such new corporation, the "Issuer Corporation"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Common Units, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of Company Options and/or profits interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "Corporate Governing Documents").

(b)   In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote its Percentage Interest at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) to deliver and surrender to the Company any certificates issued to such Member representing such Member's Common Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board shall provide to each Member share certificates representing the class and/or series of capital stock into which their Common Units were converted. The Board may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

(c)   As security for the performance of each Member's obligations pursuant to this Section 8.6, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Percentage Interests at all meetings of the Members held or taken after the date of this Agreement with respect to a Corporate Conversion, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the date of this Agreement. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a firm commitment underwritten public offering pursuant to a registration statement filed with the Securities and Exchange Commission (unless the

Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

ARTICLE 9

ACCOUNTS

9.1 **Books, Records and Financial Statements**. At all times during the continuance of the Company, the Company shall maintain books of account, in each case, that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operations of the Company's business in accordance with generally accepted accounting principles. Such books of account shall be maintained at the principal place of business of the Company and shall be open to inspection and examination at reasonable times by the Members and any duly authorized representatives for any purpose reasonably related to the Members' interest in the Company, subject in each case to such limitations, exclusions and procedures as the Board determines.

9.2 **Bank Accounts**. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks as selected by the Company. The funds of the Company shall not be commingled with the funds of any other person. Checks will be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by the Manager or Officers.

9.3 **Other Information**. The Board and the Officers of the Company may release such information concerning the operations of the Company to such sources as is customary in the industry or required by law or regulation or by order of any regulatory body. The Board shall use commercially reasonable efforts to cause to be maintained and preserved all books of account and other relevant records for such periods as are customary in the industry; required by law, regulation or any regulatory body; and for such other periods where the Board determines retention to be necessary or appropriate for their continued business or historical value.

ARTICLE 10

DISSOLUTION

10.1 **Events of Dissolution**. The Company shall be dissolved upon the occurrence of any of the following events (each a "Dissolution Event"): (i) the affirmative vote or consent of the Board and a Majority Vote that it is no longer in the best interests of the Company to continue the business of the Company, or (ii) the entry of an order of judicial dissolution under the Act.

10.2 **Application of Proceeds**. Upon a Dissolution Event, the Board shall wind up the business of the Company after a final allocation of profits and losses in accordance with Article 6, and the proceeds arising from such dissolution of the Company shall be distributed or used as follows and in the following order of priority: (i) for payment of the Company's liabilities and obligations to its creditors (including creditors who are also Members), and the expenses of such dissolution, (ii) to the setting up of any reserves that the Board may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, and (iii) to the Members in the order and priority set forth in Section 7.1(a) (the "Final Distribution"). Immediately prior to the Final Distribution, the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Fiscal Year of the Final Distribution and all other accounting periods of the Company, such that the Capital Account of each Member prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution. The Company may specially allocate items otherwise included in the computation of Profits and Losses in making such adjustments to the Capital Accounts of the Members.

ARTICLE 11

CONFIDENTIALITY; RESTRICTIVE COVENANTS

11.1 **Confidentiality**. Each Member shall keep confidential and shall not, without prior written consent of the Board, disclose any information with respect to the Company or its Affiliates or use any such information other than for a Company purpose or a purpose reasonably related to protecting such Member's interest in the Company. However, a Member may disclose any such information (a) as has become generally available to the public other than as a result of the breach of this Section 11.1 by such Member or any agent or Affiliate of such Member, (b) as may be required to be included in any report, statement or testimony required to be submitted to any municipal, state or national regulatory body having jurisdiction over such Member, (c) as may be required in response to any summons or subpoena or in connection with any litigation or any reasonable inquiry or request for information by a governmental authority, (d) to the extent necessary in order to comply with any law, order, regulation or ruling, or request of any court or other governmental authority, (e) to its investment committees, oversight boards, investors, employees and professional advisors (including, but not limited to, such Member's consultants, auditors and counsel), so long as such persons are advised of the confidentiality obligations contained herein, and (f) as may be required in connection with an audit or review by any taxing authority or other governmental authority. Notwithstanding any other provision of this Agreement, the Board shall have the right to keep confidential from all or some of the Members (and specifically from Members who are subject to freedom of information acts, public records laws or similar laws) for such period of time as the Board determines is reasonable (i) any information that the Board reasonably believes to be in the nature of trade secrets and (ii) any other information (A) the disclosure of which the Board in good faith believes is not in the best interest of the Company or could damage the Company or its investments or (B) that the Company is required by law or by agreement with a third Person to keep confidential. The Board may disclose any information concerning the Company or the Members necessary to comply with applicable laws and regulation, including any money laundering or anti-terrorist laws or regulations, and each Member shall provide the Board, promptly upon request, all information that the Board reasonably deems necessary to comply with such laws and regulations.

11.2 **Enforcement**. Each Member agrees that a breach by such Member of any of the covenants in this Article 11 would cause immediate and irreparable harm to the Company that would be difficult or impossible to measure, and that damages to the Company for any such injury would therefore be an inadequate remedy for any such breach. Therefore, each Member agrees that in the event of any breach or threatened breach of any provision of this Article 11, the Company shall be entitled, in addition to and without limitation upon all other remedies the Company may have under this Agreement, at law or otherwise, to obtain specific performance, injunctive relief and/or other appropriate relief (without posting any bond or deposit) in order to enforce or prevent any violations of the provisions of this Article 11, as well as the Company's reasonable attorney's fees incurred in connection with such a breach of this Article 11.

<h1 style="text-align:center">ARTICLE 12</h1>

<h2 style="text-align:center">MISCELLANEOUS</h2>

12.1   **Amendments**. Notwithstanding any provision of this Agreement or the Act, the Board does not have the authority to amend, modify or waive this Agreement except by approval of at least a majority of the Managers and with the consent of the Members by Majority Vote; provided, however, that Exhibit A, Exhibit B and Exhibit C shall be amended from time to time by the Board (or its authorized designee) to reflect, to the extent required in accordance with the terms of this Agreement, the admission of Members to or the removal of Members from the Company, changes in the number of issued and outstanding Common Units, changes in the ownership of Common Units, the appointment of Managers to or the resignation or removal of Managers from the Board and the appointment or resignation or removal of any Officers.

12.2   **Notices**.   All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given or made (i) when personally delivered to the intended recipient (or an officer of the intended recipient) or sent by telecopy or facsimile followed by the mailing of a confirmation copy as set forth in clause (ii) or (iii) below, provided that if notice is delivered or sent after 5:00 p.m. US Eastern Time or on a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is sent or delivered, notice shall be effective on the business day after the date such notice is delivered or sent, (ii) on the business day after the date sent when sent by a nationally recognized overnight courier service, or (iii) four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid if to the Company, to its address and, if to a Member, to the address set forth on Exhibit A hereto. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

12.3   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof.

12.4   **Governing Law**. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without regard to conflicts of laws principles.

12.5   **Designation of Tax Matters Partner**.

(a)   To the extent necessary, the Member designated by a majority of the Managers (provided such person agrees to so serve) shall serve as the "Tax Matters Partner" of the Company as defined by Code Section 6231(a)(7). In that capacity, the Tax Matters Partner is authorized and empowered to act and represent the Company and each of the Members before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Tax Matters Partner for judicial review of any adjustments assessed by the Internal Revenue Service. By the execution of this Agreement, each of the Members consents and acknowledges that each person (provided such person agrees to so serve) designated by the Managers shall be the Tax Matters Partner, and that each Member agrees to be bound by, and agrees not to take any action inconsistent with, the actions or inaction of the Tax Matters Partner, including, but not limited to, the extension of the statute of limitations or any contest, settlement or other action or position that the Tax Matters Partner deems proper under the circumstances. Each Member agrees to notify the Tax Matters Partner of any such action to be taken by the Member, in violation of this Agreement or otherwise, at least ten (10) days prior to the date the Member takes the action. The Tax Matters Partner shall notify each Member in writing of all administrative and judicial proceedings for the adjustment of Company items and shall include in periodic reports to the Members information it deems appropriate in its discretion to keep the Members informed of the status of the proceedings. The Tax Matters Partner shall have the authority to take all actions necessary or desirable in its discretion to accomplish the matters set forth in this Section 12.5.

(b) The Company shall bear all expenses, including legal and accounting fees, claims, liabilities, losses and damages, incurred by the Tax Matters Partner in connection with any administrative or judicial proceeding with respect to the tax liability of the Members. The Members shall have no obligation to provide funds for such purpose. The taking of any action and the incurring of any expense by the Tax Matters Partner in his or her discretion and the provisions regarding limitation of liability and indemnification of Managers and Officers set forth in this Agreement shall be fully applicable to the Tax Matters Partner in his or her capacity as such.

(c) The Tax Matters Partner is authorized to make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law: (i) to make the election provided for in Section 6231(a)(1)(B)(ii) of the Code; (ii) to adjust the basis of Company property pursuant to Sections 754, 734(b), and 743(b) of the Code, or comparable provisions of state, local, or foreign law, in connection with transfers of Company interests and Company distributions; (iii) to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, local, or foreign tax returns; and (iv) to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members.

12.6 **Code § 83 Safe Harbor Election**.

(a) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "Notice") apply to any Common Unit in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Board shall designate the Tax Matters Partner as the "Member who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by such Member or the Tax Matters Partner shall constitute execution of a "Safe Harbor Election" in accordance with Section 4.04(1) of the Notice. The Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each "Safe Harbor" Common Unit issued by the Company in a manner consistent with the requirements of the Notice.

(b)   The Company and any Member may pursue any and all rights and remedies such party may have to enforce the obligations of the Company and the Members (as applicable) under this Section 12.6, including, without limitation, seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of this Section 12.6. A Member's obligations to comply with the requirements of this Section 12.6 shall survive such Member's ceasing to be a Member of the Company or the termination, dissolution, liquidation, and winding up of the Company, and, for purposes of this Section 12.6, the Company shall be treated as continuing in existence.

(c)   Each Member authorizes the Tax Matters Partner to amend subsections (a) and (b) of this Section 12.6 to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to any Member (as compared with the after-tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company).

[Remainder of Page Intentionally Left Blank]

SIGNATURE PAGE TO OPERATING AGREEMENT OF
ENTREDONOVAN WHOLESALE, LLC

IN WITNESS WHEREOF, the undersigned have caused this Operating Agreement to be executed as of the date first stated above.

ENTREDONOVAN WHOLESALE, LLC

By: /s/ Linda D. Farquhar
Name: Linda D. Farquhar
Title: Chief Executive Officer

SIGNATURE PAGE TO OPERATING AGREEMENT OF

ENTREDONOVAN WHOLESALE, LLC

IN WITNESS WHEREOF, the undersigned have caused this Operating Agreement to be executed as of the date first stated above.

MEMBER:

_____
Linda D. Farquhar

MEMBER:

_____
Fangfang Zhang

ENTREDONOVAN WHOLESALE, LLC

**COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT**

_____, 20__

      The undersigned, desiring to become a member as of the date set forth above of ENTREDONOVAN WHOLESALE, LLC, a Delaware limited liability company (the "Company"), hereby adopts and agrees to be bound by all of the terms and provisions of, and shall be entitled to all of the benefits and privileges of, the Operating Agreement among the Company and the members of the Company (the "Operating Agreement"), and further authorizes the Company to attach this signature page to the Operating Agreement in order to make the undersigned a party to the Operating Agreement as a Member.

_____

Name:

Address:

_____

_____

_____

Acknowledged and Agreed as of
_____ __, 20__

ENTREDONOVAN WHOLESALE, LLC

By:_____

    Name: _____

    Title: _____

Exhibit A

MEMBERS

As of November 19, 2018

Member Name and Address	Class A Voting Common Units	Class B Nonvoting Common Units	Percentage Interest of Class A Voting Common Units	Percentage Interest
Linda D. Farquhar 905 Overbrook Road Wilmington, DE 19807	800,000	0*°	80%	80%
Fangfang Zhang[1] 249 Colonnade Drive, Apt. 9 Charlottesville, VA 22903	200,000		20%	20%
Total:	1,000,000	0	**100%**	**100%**

[1]Subject to a vesting schedule as set forth in a Unit Vesting Agreement.

Exhibit B

BOARD OF MANAGERS

Linda D. Farquhar

Exhibit C
OFFICERS

Linda D. Farquhar – President, Chief Executive Officer, Secretary and Treasurer

EXHIBIT D

P-SERIES SECTION 2.8 THRESHOLD AMOUNT DESIGNATION

[SERIES P-1]

On _____ the Company granted ___ P-Series Common Units, designated [Series P-1] in accordance with Section 2.8 of the Agreement. Commensurate with such grant, the Board of Managers determined that the Fair Market Value of the Company was $_____ and that the Threshold Amount associated with such new grant of [Series P-1] Common Units is therefore $_____. A summary of the methodology used by the Board in calculating the Fair Market Value of the Company (including a summary of any valuation reports obtained to establish Fair Market Value) is set forth below.

Valuation Summary:

IN WITNESS WHEREOF, and pursuant to Board's approval and at the Board's direction, the Company hereby amends the Agreement to include this Exhibit D.

ENTREDONOVAN WHOLESALE, LLC

By:_____
Name:

Title: